Filed pursuant to General Instruction II.L of Form F-10 File No. 333-123117 File No. 333-123117-01
The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 21, 2005

PROSPECTUS SUPPLEMENT (To Prospectus dated March 9, 2005)
US$
Abitibi-Consolidated Company of Canada
 % Notes due 2012
 % Notes due 2015
Unconditionally Guaranteed as to Payment by
Abitibi-Consolidated Inc.

     The Issuer will pay interest on the         % Notes due                  , 2012 (the “2012 Notes”) and the         % Notes due                  , 2015 (the “2015 Notes,” and with the 2012 Notes, collectively referred to as the “Notes”) on                  and                  of each year, beginning on                  , 2005. The Issuer may redeem some or all of the Notes at any time and from time to time. The redemption prices are discussed under the caption “Description of the Notes — Optional Redemption.” The Issuer may also redeem all of the Notes at any time in the event certain changes affecting Canadian withholding taxes occur.
     The Notes will be senior obligations of the Issuer and will rank equally with all of the Issuer’s other unsecured senior indebtedness from time to time outstanding. The guarantees will be senior obligations of the Guarantor and will rank equally with all of the Guarantor’s other unsecured senior indebtedness from time to time outstanding.
     We are offering the Notes for sale in those jurisdictions in the United States and elsewhere where it is lawful to make such offers.
     There is currently no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement.

      Investing in the Notes involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement and on page 23 of the accompanying prospectus.
(prospectus supplement cover continued on the next page)

	Per 2012 Note	Total	Per 2015 Note	Total

Public Offering Price	%	US$	%	US$
Underwriting Commission	%	US$	%	US$
Proceeds to the Issuer (before expenses)%		US$	%	US$
     Interest on the Notes will accrue from                  , 2005 to the date of delivery.

     The Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about                  , 2005.

Joint Book-Running Managers

Citigroup	Credit Suisse First Boston

CIBC World Markets	Banc of America Securities LLC

Scotia Capital

Putnam Lovell NBF Securities

RBC Capital Markets

ABN AMRO Incorporated

SG Corporate & Investment Banking

Stifel, Nicolaus & Company, Incorporated
                    , 2005

(Continued from cover page)
     Our earnings coverage ratio for the twelve month period ended December 31, 2004, calculated in accordance with Canadian securities legislation, is less than one-to-one.
     Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these Notes, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of United States companies.
     Owning the Notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.
     Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because of the fact that the Issuer has been amalgamated under the Companies Act (Québec), that the Guarantor has been amalgamated under the Canada Business Corporations Act, that most of their officers and directors and most of the experts named in this prospectus supplement are Canadian residents, and that many of their assets are located in Canada.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes the Issuer is offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus, gives more general information, some of which may not apply to the Notes the Issuer is offering hereunder. Generally, when we refer only to the “prospectus,” we are referring to both parts combined and when we refer to the “accompanying prospectus,” we are referring to the short form shelf prospectus dated March 9, 2005.
      If the description of the Notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      In making your investment decision, you should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus as well as information in any document incorporated by reference that we previously filed with or furnished to the Securities and Exchange Commission (the “SEC”), or with the Autorité des marchés financiers (the “AMF”), a commission in the province of Québec of similar authority to the SEC, is accurate only as of their respective dates. Our business, financial condition, results of operation and prospects may have changed since those dates.
      In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying prospectus. All financial information included and incorporated by reference in this prospectus supplement is determined using Canadian generally accepted accounting principles.
      Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ from accounting principles generally accepted in the United States (“U.S. GAAP”). For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our audited consolidated financial statements, see note 30 to our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, incorporated by reference in this prospectus.
      We use in this prospectus certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. For example, we use EBITDA and Adjusted EBITDA in this prospectus. EBITDA generally represents earnings (loss) before interest, taxes, depreciation and amortization. In this prospectus supplement, EBITDA is calculated by adding amortization of plant and equipment, amortization of intangible assets as well as goodwill impairment to operating profit from continuing operations. Adjusted EBITDA is calculated by adding one-time elements associated with mill closure elements and costs relating to the start-up of the Alma paper machine to EBITDA. Neither EBITDA nor Adjusted EBITDA are recognized measures under Canadian GAAP or U.S. GAAP. In this prospectus supplement, EBITDA and Adjusted EBITDA are presented because we believe they are useful measures of our operating performance. However, EBITDA and Adjusted EBITDA should not be considered as alternatives to cash flows from continuing operating activities as a measure of our liquidity or as alternatives to net earnings as an indicator of our operating performance or any other measure of performance in accordance with Canadian GAAP or U.S. GAAP. As used in this prospectus supplement, EBITDA and Adjusted EBITDA may not be comparable to EBITDA and Adjusted EBITDA as reported by other companies. We provide the calculation of these non-GAAP financial measures as well as other measures and a reconciliation to the most directly comparable GAAP financial measures in note 5 in the table set forth under “Selected Consolidated Financial and Operating Data.”

      The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Notes are not being be offered or sold, directly or indirectly, in Canada or to any resident thereof, except in certain circumstances exempt from the prospectus requirements of applicable securities laws in Canada.
      In this prospectus supplement, unless otherwise specified or the context otherwise indicates, references to:

•	the “Issuer” mean Abitibi-Consolidated Company of Canada, excluding its subsidiaries;

•	the “Guarantor” mean Abitibi-Consolidated Inc., excluding its subsidiaries; and

•	“Abitibi-Consolidated,” “us,” “we” or “our” mean Abitibi-Consolidated Inc., its subsidiaries (including the Issuer) and its interests in partnerships, joint ventures and other entities.

Prospectus Supplement

DOCUMENTS INCORPORATED BY REFERENCE
      This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the offering of the Notes hereunder.
      The SEC and the AMF allow us to “incorporate by reference” into this prospectus the information we file with or furnish to them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference into this prospectus the documents listed below, which were filed with the AMF under the Securities Act (Québec) and filed with or furnished to the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such documents form an integral part of this prospectus:

•	our Annual Information Form dated May 17, 2004;

•	our Management Proxy Circular dated February 24, 2004 in connection with the annual meeting of shareholders held on April 29, 2004, other than the sections entitled “Report of the Human Resources and Compensation Committee on Executive Compensation,” “Performance Graph” and “Corporate Governance Practices;”

•	our audited consolidated financial statements and the notes thereto, as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, together with the auditors’ report thereon;

•	our Management’s Discussion and Analysis for the year ended December 31, 2004, other than the section “Additional Information;” and

•	our Material Change Report dated January 28, 2005 relating to the announcement of the permanent closure of both our Sheldon, Texas and Port-Alfred, Québec newsprint mills.
      Any documents of the type referred to in the preceding paragraph, any unaudited interim consolidated financial statements, any interim management’s discussion and analysis and any material change reports (excluding confidential material change reports) filed by the Guarantor with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this prospectus and form an integral part of this prospectus.
      In addition, any reports and any other information we file with, or furnish to, the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report or information.
      Any statement contained in this prospectus or in a document (as part thereof) incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document (as part thereof) which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.
      The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Upon a new annual information form and the related annual audited consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis contained therein being filed by the Guarantor with, and where required, accepted by, the applicable securities regulatory authorities during the effectiveness of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and the accompanying management’s discussion and analysis, material change reports and management proxy circulars filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Notes under this prospectus.
      Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Guarantor with the applicable securities regulatory authorities during the effectiveness of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Notes under this prospectus.
      Copies of each of the documents incorporated by reference into this prospectus may be obtained by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or by requesting a free copy of such documents by writing or calling us at the following address and telephone number:

Abitibi-Consolidated Inc.
1155 Metcalfe Street, Suite 800
Montreal, Québec
Canada
H3B 5H2

(514) 875-2160

Attention: Investor Relations
      You should rely only on the information contained in or incorporated by reference in this prospectus and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Notes in any state where the offer is not permitted by law. You should not assume that the information contained in this prospectus is accurate as of any date other than the respective date on the front of this prospectus supplement.
INDUSTRY AND MARKET DATA
      Market data and certain industry statistics used throughout this prospectus supplement were obtained from internal surveys, market research, publicly available information and industry publications. Information from industry publications has been obtained from sources that we believe to be reliable, but the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy or completeness of such information.

EXCHANGE RATE DATA
      We present our consolidated financial statements in Canadian dollars. In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars.
      The following table sets forth, for each period indicated, certain exchange rates based on the noon buying rate in the City of New York for cable transfers in Canadian dollars, for each period indicated, as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). These rates are set forth as United States dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 18, 2005, the inverse of the noon buying rate was US$0.8315 equals $1.00.

	Year Ended December 31,

	2004	2003	2002	2001	2000

High	0.8534	0.7738	0.6619	0.6697	0.6969
Low	0.7142	0.6349	0.6200	0.6241	0.6410
Average(1)	0.7685	0.7186	0.6368	0.6444	0.6725
Period End	0.8319	0.7738	0.6329	0.6279	0.6669

(1)	The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

SUMMARY
      The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information included and incorporated by reference in this prospectus, including our consolidated financial statements. See “Risk Factors” for a discussion of certain factors that should be considered prior to an investment in the Notes.
Issuer
      The Issuer was created by way of amalgamation in March 1997 under the laws of Québec. The Issuer is a wholly-owned subsidiary of the Guarantor and has no operations that are independent of it. Substantially all of the Issuer’s sales are made to the Guarantor and other members of our group. The financial results of the Issuer are included in our audited consolidated financial statements.
      The Issuer’s and our principal executive and registered offices are located at 1155 Metcalfe Street, Suite 800, Montreal, Québec, Canada H3B 5H2.
Abitibi-Consolidated
      We are a global leader in the production of newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, and generated sales of approximately $5.8 billion in 2004. We conduct business in approximately 70 countries and have operations based on three continents. We own or are a partner in 26 paper mills, 22 sawmills, five remanufacturing facilities and one engineered wood facility located in Canada, the United States, the United Kingdom, South Korea, China and Thailand. We have approximately 14,000 employees, excluding the employees of PanAsia Paper Co. Pte Ltd (“PanAsia”), our 50% owned joint venture. We are responsible for the forest management of approximately 18 million hectares of woodland and are committed to the sustainability of the natural resources in our care. We are also the world’s largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centers and approaching 20,000 Paper Retriever® and paper bank containers.
      Our sales and assets are geographically diverse. In 2004, the geographical breakdown of our sales by final destination was 14% in Canada, 61% in the United States and 25% in other countries, primarily the United Kingdom, Brazil, India and South Korea. We supply a very diverse order book of over 1,400 customers worldwide. In 2004, our newsprint, value-added groundwood papers and wood products segments contributed 55%, 27% and 18%, respectively, to our consolidated sales, excluding purchased and resold newsprint and inter-segment wood products. In 2004, our capital assets (comprised of property, plant and equipment and intangible assets) and goodwill totaled approximately $7.7 billion, with 66% of such capital assets and goodwill in Canada, 19% in the United States and 15% in other countries.
      Newsprint. We are the world’s largest newsprint producer with total annual production capacity of approximately 5.1 million tonnes. Based on production capacity, we have the leading North American and global newsprint market share with 30% and 13%, respectively. We have a significant presence in all major international markets. Our PanAsia joint venture operates a modern and low cost portfolio of newsprint machines with total annual production capacity of approximately 1.4 million tonnes. Based on production capacity, PanAsia is the largest newsprint producer in non-Japan Asia with a market share of approximately 20%. As at December 31, 2004, total assets for our newsprint segment were approximately $6.0 billion.
      In the third quarter of 2005, PanAsia and its partner, Hebei Longteng Paper Corporation of China, expect to start-up a new newsprint mill with an annual production capacity of 330,000 tonnes. The project represents an investment of approximately US$300 million and does not require any direct cash contribution from us.
      Value-Added Groundwood Papers. We are the world’s largest uncoated groundwood paper producer with total annual production capacity of approximately 2.1 million tonnes. Based on production capacity, we have the leading North American and global uncoated groundwood paper market share with 31% and 12%, respectively. We are the only North American uncoated groundwood paper producer to manufacture the full spectrum of paper grades in this segment. As at December 31, 2004, total assets for our value-added groundwood paper segment were approximately $3.0 billion.
      In the third quarter of 2004, we completed the conversion of our Alma, Québec newsprint machine to produce value-added groundwood papers rather than newsprint. The converted machine has an annual production capacity of 230,000 tonnes of value-added groundwood papers. As the North American newsprint market further matures, we expect to continue to convert newsprint capacity to serve the growing value-added groundwood paper markets. This will allow us to respond to the continuing trend of advertisers shifting to higher value paper grades and to further penetrate traditional uncoated freesheet markets with economical and environmentally responsible alternatives.
      Wood Products. We are a leading North American producer of lumber and the largest Canadian producer east of the Rockies. We have ownership interests in 22 sawmills, five remanufacturing facilities and one engineered wood facility in Canada with a total annual production capacity of approximately 2.1 billion board feet. Lumber products manufactured at our sawmills include studs, structural lumber and remanufactured wood products (i.e., furniture parts, fencing, bed frames, etc.). Our sawmills enable us to maximize use of the timber we harvest while providing a secure supply of wood chips to our newsprint and value-added groundwood paper operations. The major markets for our lumber products are the Eastern United States, Northwest United States and Eastern Canada. As at December 31, 2004, total assets for our wood products segment were approximately $795 million.
Recent Developments

2004 Audited Consolidated Financial Statements and Management’s Discussion and Analysis
      Our audited consolidated financial statements and the notes thereto, as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, together with the auditor’s report thereon were filed with the SEC and the AMF on March 2, 2005 and are incorporated herein by reference. Our Management’s Discussion and Analysis for the year ended December 31, 2004 can be referred to in Annex I starting on page A-1 of this prospectus supplement.
In-Depth Operations’ Review
      On January 26, 2005, we announced the implementation of an in-depth operations’ review, the goals of which are to achieve cost and productivity improvements as well as other profit improvement initiatives. As part of such plan, measurable steps will be implemented over the next several quarters to attempt to improve annualized EBITDA by up to $250 million by the end of 2006. Approximately $175 million of EBITDA improvement is expected from cost reductions, productivity and sales mix improvements. Our goal is to operate newsprint mills only in the first or second cost quartiles in North America, and to reduce, on average, our newsprint cash costs across our North American operations by $25 per tonne. As part of this plan, we will focus our review on our higher cost paper mills in Newfoundland (Grand Falls and Stephenville) as well as on two of our Ontario mills (Kenora and Fort William). The remaining $75 million of EBITDA improvements is expected from other initiatives, among which will be: (i) the conversion of additional newsprint capacity into Alternative Offset® and Equal Offset® products, which compete with uncoated freesheet products; and (ii) either the re-launch of the Lufkin, Texas mill to produce new paper products or the sale of the mill. The plan will be implemented over the next several quarters and is expected to generate its full benefits by the end of 2006.
Tender Offers
      On March 3, 2005, the Guarantor and the Issuer commenced tender offers to purchase for cash up to US$500 million aggregate principal amount (the “Offer Amount”) of: (i) any and all of the Guarantor’s outstanding US$401,447,000 8.30% Notes due August 1, 2005 (the “2005 Notes”) (the “Any and All Offer”); and (ii) up to US$150 million principal amount of the Issuer’s US$300 million 6.95% Notes due December 15, 2006 (the “2006 Notes” and with the 2005 Notes, collectively referred to as the “Outstanding

Notes”) (the “Maximum Tender Offer,” and with the Any and All Offer, collectively referred to as the “Tender Offers”). The Tender Offers will expire at 12:00 Midnight, New York City time, on April 4, 2005, unless extended or earlier terminated by us. We intend to use all or a portion of the net proceeds from this offering to purchase for cash up to the Offer Amount in aggregate principal amount of Outstanding Notes tendered pursuant to the Tender Offers and to pay premiums, fees and expenses relating to the Tender Offers. Any remaining proceeds from this offering will be used for other general corporate purposes, which may include the repurchase or repayment of other indebtedness, including repurchasing from time to time Outstanding Notes not tendered and purchased pursuant to the Tender Offers. The completion of the Tender Offers is conditional upon, among other things, the sale of the Notes in this offering.
Decreased Fibre Supply in Québec
      On December 14, 2004, the Commission for the study of public forest management in Québec tabled its final report. The mandate of this commission was to examine the Québec forest regime and the state of the forest aspects of the Québec forest regime. The report recommended temporary reduction in the volumes harvested on public lands. On March 17, 2005, the Québec government announced a plan to reduce by 20% the potential cutting rights for FSPL group (fir, spruce, jack pine and larch) harvested on its public lands, such reduction to be in effect for the next three years. For the remainder of 2005, we anticipate that this plan will represent a reduction of 15% in our cutting rights in Québec, which we expect will increase our overall costs by less then $15 million compared to 2004. Such amount had already been included for the most part in our 2005 annual budget. See “Risk Factors — We may face increased costs for, or decreased supply of, fibre” in the accompanying prospectus.

The Offering
      For a more complete description of the terms of the Notes, see “Description of the Notes” in this prospectus supplement and “Description of the Securities” in the accompanying prospectus.

Issuer	Abitibi-Consolidated Company of Canada

2012 Notes	US$ million aggregate principal amount of % Notes due 2012.

2015 Notes	US$ million aggregate principal amount of % Notes due 2015.

2012 Notes Interest Payment Dates	and of each year, commencing , 2005.

2015 Notes Interest Payment Dates	and of each year, commencing , 2005.

Guarantor	Abitibi-Consolidated Inc. will unconditionally guarantee the payment of principal, premium, if any, and interest on the Notes.

Ranking	The Notes will be:

• general unsecured obligations of the Issuer, equal in right of payment to all of the Issuer’s existing and future unsecured unsubordinated debt;

• effectively subordinated to all of the Issuer’s future secured debt to the extent of the assets securing such debt;

• senior in right of payment to any of the Issuer’s future subordinated debt; and

• structurally subordinated to all of the existing and future debt and other liabilities of the Issuer’s subsidiaries.

The Guarantees will be:

• general unsecured obligations of the Guarantor, equal in right of payment to all of the Guarantor’s existing and future unsecured unsubordinated debt;

• effectively subordinated to all of the Guarantor’s future secured debt to the extent of the assets securing such debt;

• senior in right of payment to any of the Guarantor’s future subordinated debt; and

• structurally subordinated to all of the existing and future debt and other liabilities of the Guarantor’s subsidiaries other than the Issuer.

As at December 31, 2004, after giving effect to this offering and the application of the net proceeds therefrom (assuming that the entire Offer Amount had been tendered and purchased in the Tender Offers):

• The Issuer would have had $ million of debt (excluding intercompany debt and other liabilities, such as its underfunded pension liability), all of which would have been unsubordinated and none of which would have been secured;

• The Guarantor would have no debt (excluding intercompany debt and other liabilities, such as its underfunded pension liability); and

• The Issuer’s subsidiaries would have had approximately $294 million of debt (excluding intercompany debt and other liabilities and the debt of the Issuer’s joint ventures which is non-recourse to the Issuer).

Optional Redemption	The Notes will be redeemable, in whole or in part, at the Issuer’s option at any time and from time to time at the redemption prices specified in this prospectus supplement. See “Description of the Notes — Optional Redemption.”

Tax Redemption	If the Issuer becomes obligated to pay withholding taxes related to payments on the Notes as a result of changes affecting Canadian withholding taxes, the Issuer may redeem the Notes, in whole but not in part, at 100% of their principal amount plus accrued and unpaid interest to the redemption date. See “Description of the Securities — Tax Redemption” in the accompanying prospectus.

Additional Amounts	All payments with respect to the Notes will be made without withholding or deduction for Canadian taxes unless required by law or the interpretation or administration thereof, in which case the Issuer will pay such withholding or deduction as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of the Securities — Payment of Additional Amounts” in the accompanying prospectus.

Covenants	The Notes will be issued under an indenture entered into by and among the Issuer, the Guarantor and The Bank of Nova Scotia Trust Company of New York, as trustee dated as of December 11, 2001. The indenture limits the ability of:

• the Guarantor and its subsidiaries to create liens;

• the Guarantor and its subsidiaries to enter into sale and leaseback transactions; and

• the Guarantor and the Issuer to merge or consolidate or transfer and sell assets.

These covenants are further described under the heading “Description of the Securities — Covenants” in the accompanying prospectus.

Use of Proceeds	We estimate that the net proceeds of this offering of the Notes will be approximately US$ million ($ million based on the noon buying rate on March 18, 2005), after deducting the underwriters’ commissions and our estimated offering expenses of US$ million. We intend to use all or a portion of the net proceeds from this offering to purchase for cash up to the Offer Amount in aggregate principal amount of Outstanding Notes tendered pursuant to the Tender Offers and to pay premiums, fees and expenses related to the Tender Offers. Any remaining pro-

ceeds from this offering will be used for other general corporate purposes, which may include the repurchase or repayment of other indebtedness, including repurchasing from time to time Outstanding Notes that are not tendered and purchased pursuant to the Tender Offers.
Risk Factors
      You should carefully consider all of the information in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein. In particular, you should read the specific risk factors under the captions entitled “Risk Factors” in this prospectus supplement and the accompanying prospectus for a discussion of certain material risks involved with an investment in the Notes.

RISK FACTORS
      An investment in the Notes involves risk. You should carefully consider the following risk factors, as well as the other information contained in and incorporated by reference into this prospectus supplement and the accompanying prospectus, before purchasing the Notes. Any of the following risks could materially adversely affect your investment in the Notes. For a further description of risks relating to our business, we encourage you to read the section entitled “Risk Factors” beginning at page 23 of the accompanying prospectus. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.
We have significant indebtedness and may incur additional indebtedness, which could adversely affect our financial condition and limit our ability to fulfill our obligations related to the Notes.
      We currently have and after this offering will continue to have a significant amount of indebtedness and significant debt service obligations. As at December 31, 2004, after giving effect to the offering of the Notes and the application of the net proceeds therefrom (assuming that the entire Offer Amount had been tendered and purchased in the Tender Offers), we would have had $        million of debt (excluding intercompany debt and other liabilities, such as our underfunded pension liability).
      This high degree of leverage could have important consequences to you. For example, it could make it more difficult for us to satisfy our obligations with respect to the Notes and other indebtedness; increase our vulnerability to adverse economic and industry conditions; require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes; limit our ability to obtain financing for working capital, capital expenditures, acquisitions or general corporate purposes; place us at a disadvantage compared to our competitors that have a lower degree of leverage; and limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry. Despite our current level of indebtedness, we may still be able to incur substantially more indebtedness in the future. This would further exacerbate the risk associated with our substantial indebtedness.
We may not generate sufficient cash flow to service all of our obligations, including our obligations related to the Notes, and may be unable to refinance existing indebtedness.
      Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness, including the Notes, or to fund our other liquidity needs. Our earnings coverage ratio, calculated in accordance with Canadian securities legislation, was less than one-to-one for the twelve month period ended December 31, 2004. See “Earnings Coverage.” However, we have been in compliance with the interest coverage ratio applicable pursuant to the covenants of our revolving credit facility.
      We may need to refinance all or portion of our indebtedness and other obligations, including the Notes, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things: our financial condition at the time; restrictions in the terms governing our revolving credit facility, and other factors, including the condition of the financial markets or the forest products industry. As a result, we may not be able to refinance any of our indebtedness or other obligations, including the Notes, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancing are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the Notes.

The Notes will be structurally subordinated to the indebtedness and other obligations of the Issuer’s subsidiaries as well as effectively subordinated to any of our future secured indebtedness.
      The Notes will be general unsecured obligations of the Issuer and the Guarantor. All of the Guarantor’s material subsidiaries are also subsidiaries of the Issuer and none of the Issuer’s subsidiaries will guarantee the Notes. As a result, the Notes will be structurally subordinated to all future liabilities, including trade payables, of the Issuer’s subsidiaries, and the claims of creditors of those subsidiaries, including trade creditors, will have priority as to the assets and cash flows of those subsidiaries. In the event of a bankruptcy, insolvency, liquidation, dissolution, reorganization or any similar proceeding in relation to any of the Issuer’s subsidiaries, holders of liabilities of such subsidiaries will be entitled to payment on their claims from assets of those subsidiaries before any of these assets are made available for distribution to the Issuer. As at December 31, 2004, after giving effect to the offering of the Notes and the application of the net proceeds therefrom, the Issuer’s subsidiaries had approximately $294 million of debt (excluding intercompany debt and other liabilities and the debt of the Issuer’s joint ventures which is non-recourse to the Issuer).
      In the event that we are declared bankrupt, become insolvent or are liquidated, dissolved, reorganized or subject to any similar proceeding, any future secured indebtedness will be entitled to be paid in full from our assets securing such indebtedness before any payment may be made with respect to the Notes. Holders of the Notes will participate ratably in our remaining assets with all holders of our unsecured indebtedness that is deemed to rank equally with the Notes, and with all of the other general creditors (including our pension fund, to the extent of any underfunded liability, and trade creditors), based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, there may be insufficient assets to pay amounts due on the Notes. As a result, holders of the Notes may receive less from our assets, ratably, than holders of any future secured indebtedness we may incur.
Certain bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the Notes.
      The Guarantor has been amalgamated under the Canada Business Corporations Act and the Issuer has been amalgamated under the Companies Act (Québec). A substantial portion of our assets are located outside the United States. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. There can be no assurance, however, that courts outside of the United States would recognize the United States bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a United States bankruptcy case involving a Canadian debtor like us with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against us.
      The rights of the trustee to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceeding against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as holders of the Notes, who may not otherwise be willing to accept it. Moreover, this provision of the legislation permits, in certain circumstances, an insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.
      The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if we were to seek protection under such Canadian bankruptcy legislation following commencement of or during such a proceeding, payments under the Notes may be discontinued, the trustee may be unable to exercise its rights under the indenture governing the Notes and holders of the Notes may not be compensated for any delays in payments, if any, of principal and interest.

We are currently rated as non-investment grade by Standard & Poor’s, Moody’s and DBRS.
      Our credit rating is currently BB- (with a negative outlook) with Standard  & Poor’s Rating Services (“Standard & Poor’s”), Ba3 (with a negative outlook) with Moody’s Investors Service (“Moody’s”) and BB (with a stable trend) with Dominion Bond Rating Service Limited (“DBRS”), following a recent downgrade from BB (high) (with a negative trend). There is no way to predict with certainty any future rating actions by these agencies. The interest rates associated with our revolving credit facility are based on our lowest credit rating. Any downgrade in our credit ratings may increase our cost of borrowing. Additionally, further downgrades could adversely impact our access to capital and financial flexibility in the future as well as the value of the Notes.
Absence of public market for the Notes.
      No active trading market currently exists for the Notes and an active trading market may not develop in the future. The Notes will not be listed on any stock exchange. If an active trading market does not develop, it could have an adverse effect on the market price of, and your ability to sell, the Notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. The market for the Notes, if any, may be subject to similar disruptions, and other factors, including general economic conditions and our financial condition, performance and prospects. These factors could adversely affect you as a holder of Notes.
STATEMENT REGARDING FORWARD-LOOKING INFORMATION
      This prospectus supplement includes or incorporates by reference forward-looking statements. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus supplement that address activities, events or developments that we expect or anticipate will or may occur in the future constitute forward-looking statements, including such things as:

•	the prices and consumption of, and the demand for, the products that we sell;

•	future capital expenditures (including the amount and nature of the expenditures) and the results of these expenditures;

•	business strategies and measures to implement strategies; and

•	competitive strengths, goals, expansion and growth of our business and operations.
      Statements that are preceded by or include words such as “believe,” “expect,” “aim,” “intend,” “will,” “may,” “anticipate,” “likely,” “attempt,” “goal,” or “should” or words of similar meaning are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including:

•	the special considerations discussed in this prospectus supplement, in the accompanying prospectus and the documents incorporated herein by reference;

•	fluctuations in foreign exchange or interest rates;

•	labor unrest;

•	our ability to renew water use rights relating to the operations of some of our hydroelectric facilities;

•	fluctuations in the availability or costs of raw materials (including fibre) or energy;

•	changes in existing forestry regulations or changes in how they are administered, including reductions in cutting rights harvested on public lands, which could result in the loss of certain contractual or other rights or permits that are material to our business;

•	the impact of fluctuations in duties imposed on lumber exported to the United States;

•	the impact of general economic conditions in the United States and Canada and in other countries in which we do business;

•	underfunded pension liabilities;

•	competitive actions by other companies;

•	industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced;

•	the availability of qualified personnel or management;

•	the outcome of certain litigation or disputes;

•	conditions in the capital markets;

•	the approval of regulatory authorities;

•	opportunities available to or pursued by us;

•	our ability to successfully integrate companies or businesses acquired; and

•	other factors, many of which are beyond our control.
      We caution that the foregoing list of important factors is not exhaustive. We also caution that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference are qualified by these cautionary statements and the cautionary statements contained in the documents incorporated by reference. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences or effects. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus supplement and the accompanying prospectus, “Item 4: Description of the Business — Litigation” in our Annual Information Form dated May 17, 2004 incorporated by reference into this prospectus supplement and under “Risk and Uncertainties” in our Management’s Discussion and Analysis for the year ended December 31, 2004, included in this prospectus supplement as Annex I.

USE OF PROCEEDS
      The net proceeds to be received by the Issuer from this offering of the Notes will be approximately US$       million ($       million based in the noon buying rate on March 18, 2005), after deducting the underwriters’ commissions and our estimated offering expenses of US$       million. We intend to use all or a portion of the net proceeds from this offering to purchase for cash up to the Offer Amount in aggregate principal amount of Outstanding Notes tendered pursuant to the Tender Offers and to pay premiums, fees and expenses related to the Tender Offers. Any remaining proceeds from this offering will be used for other general corporate purposes, which may include the repurchase or repayment of other indebtedness, including repurchasing from time to time Outstanding Notes not tendered and purchased pursuant to the Tender Offers. Pending such use, we may invest the net proceeds in short-term marketable securities.
CAPITALIZATION
      The following table sets forth (i) our consolidated capitalization as of December 31, 2004 on an actual basis, and (ii) our consolidated capitalization as of December 31, 2004 on an as adjusted basis to give effect to the sale of the Notes and the application of the net proceeds therefrom as described under “Use of Proceeds” (assuming that the entire Offer Amount had been tendered and purchased in the Tender Offers).
      The table should be read together with the audited consolidated financial statements as at December 31, 2004 and the related notes thereto, which are incorporated by reference into this prospectus supplement. For the purposes of the capitalization table, all United States dollar amounts have been translated into Canadian dollars based on the closing rate on December 31, 2004 of $1.00 = US$0.8319.

	As at December 31, 2004

	Actual	As Adjusted

	(in millions)
Cash and cash equivalents	$135	$

Long-term debt (including current portion):
Recourse:
Existing debt	$4,536	$
Notes offered hereby	—
Non-recourse	398

Total long-term debt	4,934
Non-controlling interests	118
Shareholders’ equity:
Capital stock	3,517
Contributed surplus	26
Deficit	(481)
Foreign currency translation adjustment	(336)

Total shareholders’ equity	2,726

Total capitalization(1)	$7,643	$

(1)	Total capitalization equals total long-term debt (including long-term debt due within one year) plus non-controlling interests and shareholders’ equity minus cash and cash equivalents.

EARNINGS COVERAGE
      The earnings coverage ratio set out below has been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. It has been calculated for the twelve-month period ended December 31, 2004 and after giving effect to the offering of the Notes under this prospectus supplement and the application of the net proceeds therefrom as described under “Use of Proceeds” (assuming that the entire Offer Amount had been tendered and purchased in the Tender Offers).
      The earnings coverage ratio has been calculated on a consolidated basis using financial information prepared in accordance with Canadian GAAP by dividing our consolidated earnings by our interest obligations. For purposes of the calculation, our consolidated earnings represent our consolidated net earnings before interest and income taxes and our interest obligations represent our interest obligations on all our long-term debt (including long-term debt due within one year). Our consolidated earnings for the twelve-month period ended December 31, 2004 include mill closure elements of $32.0 million mainly related to the permanent closure of our Sheldon, Texas and Port-Alfred, Québec mills, and $7.0 million of costs relating to the start-up of the Alma paper machine.
      The annual interest obligations on our consolidated long-term debt (using applicable interest and exchange rates) for the twelve-month period ended December 31, 2004 would have been $       million. Our consolidated earnings for the twelve-month period ended December 31, 2004, before interest on long-term debt and income taxes would have been $        million. In the twelve-month period ended December 31, 2004, the earnings coverage ratio would have been less than one-to-one and our consolidated earnings would have had to have been higher by approximately $        million for the earnings coverage ratio to have been one-to-one for such period.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
      The following tables set forth selected consolidated financial and operating data as at December 31, 2004, 2003, 2002, 2001 and 2000 and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000.
      This information has been derived from our audited consolidated financial statements and should be read in conjunction with our annual Management’s Discussion and Analysis for the year ended December 31, 2004, which is included in this prospectus supplement as Annex I, and our audited consolidated financial statements for the year ended December 31, 2004 and the related notes thereto, which are incorporated by reference in this prospectus supplement. Our audited consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent chartered accountants. The report of PricewaterhouseCoopers LLP on our audited consolidated financial statements as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 is incorporated by reference in this prospectus.
      We prepare our annual consolidated financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. There are material differences between our financial results under Canadian GAAP and U.S. GAAP. You should refer to note 30 to our audited consolidated financial statements incorporated by reference in this prospectus supplement for a description of the differences between U.S. GAAP and Canadian GAAP as they relate to our annual consolidated financial statements.
      Effective January 1, 2004, we applied the new Section 1100 of the Canadian Institute of Chartered Accountants Handbook (the “Handbook”), “Generally Accepted Accounting Principles,” which eliminates “industry practice” as a possible source for consultation. As a result, we now record our distribution costs and our countervailing and antidumping duties as operating expenses, instead of as a reduction from gross sales to determine “Sales.” Certain comparative figures for the years ended December 31, 2003 and 2002 have been reclassified to conform to the current period presentation.
      Effective January 1, 2004, we applied the new recommendation of the Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” that states that a fair value based method must be used to value employee stock options. The intrinsic value method is no longer acceptable. The recommendation was applied retroactively with restatement for all stock options granted after January 1, 2002. The consolidated earnings for the years ended 2003 and 2002 were restated to reflect the application of this new recommendation.
      Effective January 1, 2003, we prospectively applied the new guidelines of Emerging Issues Committee Abstract 132 of the Handbook on accounting for share purchase loans receivable from employees and accordingly, these loans are no longer presented as accounts receivable, but as a deduction from shareholders’ equity, more precisely from capital stock. Also, interest received on such loans is no longer considered as income, but accounted for as a capital transaction in shareholders’ equity.
      Effective January 1, 2002, we adopted the new recommendations of Section 3062 of the Handbook with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, put periodically tested for impairment.
      Effective January 1, 2002, we adopted retroactively with restatement the new recommendations of Section 1650 of the Handbook with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items (mainly US dollar denominated long-term debt) that have a fixed or ascertainable life extending beyond the period. The consolidated financial statements for the years ended 2001 and 2000 were restated to reflect the application of these new recommendations.

	Year Ended December 31,

	2004(1)(2)	2003(1)	2002	2001	2000(3)

	(in millions, unless otherwise noted)
Consolidated Earnings(4):
Sales	$5,801	$5,450	$5,739	$6,429	$5,650
Cost of products sold	4,138	4,136	4,107	4,018	3,814
Distribution costs	631	587	591	592	278
Countervailing, anti-dumping and other duties	50	77	26	26	2
Selling, general and administrative expenses	187	185	171	172	167
Mill closure elements	32	67	—	—	—
Amortization of plant and equipment	966	687	648	640	489
Amortization of intangible assets	16	16	16	16	12
Goodwill impairment	—	21	—	—	—

Operating profit (loss) from continuing operations	(219)	(326)	180	965	888
Financial expenses	388	389	444	470	407
Loss (gain) on translation of foreign currencies	(324)	(741)	(54)	265	95
Other expenses (income)	(16)	9	13	13	(7)

Earnings (loss) from continuing operations before the following items	(267)	17	(223)	217	393
Income tax expense (recovery)	(161)	(151)	(181)	84	147
Share of earnings from investments subject to significant influence	(6)	—	—	—	—
Non-controlling interests	11	(10)	7	23	16

Earnings (loss) from continuing operations before goodwill amortization	(111)	178	(49)	110	230
Goodwill amortization	—	—	—	40	30

Earnings (loss) from continuing operations	(111)	178	(49)	70	200
Earnings (loss) from discontinued operations	75	(3)	306	36	93

Net earnings (loss)	$(36)	$175	$257	$106	$293

	As at December 31,

	2004(1)(2)		2003(1)		2002		2001		2000(3)

	(in millions, unless otherwise noted)
Balance Sheet Data (at year end)(4):
Assets
Cash and cash equivalents	$135		$53		$146		$208		$123
Other current assets of continuing operations	1,267		1,185		1,374		1,374		1,476
Current assets of discontinued operations	—		—		—		58		60
Investments	20		273		264		72		57
Property, plant and equipment	5,822		6,421		7,138		7,531		7,382
Intangible assets	474		489		501		517		532
Employee future benefits	176		56		12		—		—
Future income taxes	392		296		221		99		16
Other assets	128		91		74		83		67
Goodwill	1,373		1,377		1,426		1,420		1,337
Non-current assets of discontinued operations	—		—		—		106		108

Total assets	$9,787		$10,241		$11,156		$11,468		$11,158

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$960		$1,048		$1,100		$1,157		$1,361
Long-term debt due within one year	594		317		225		249		327
Current liabilities of discontinued operations	—		—		—		9		10
Long-term debt	4,340		4,641		5,408		5,809		5,265
Employee future benefits	150		142		147		204		257
Future income taxes	899		934		986		980		873
Deferred gain	—		122		134		—		—
Non-controlling interests	118		167		70		69		60
Non-current liabilities of discontinued operations	—		—		—		20		21
Shareholders’ equity	2,726		2,870		3,086		2,971		2,984

Total liabilities and shareholders’ equity	$9,787		$10,241		$11,156		$11,468		$11,158

Other Data:
EBITDA(5)	$763	(6)	$398	(6)	$844	(6)	$1,621	(6)	$1,389	(6)
Adjusted EBITDA(5)	802	(6)	465	(6)	844	(6)	1,621	(6)	1,389	(6)
Capital expenditures	385		262		214		459		521
Interest expense(7)	378	(6)	380	(6)	427	(6)	470	(6)	384	(6)
Ratio of Adjusted EBITDA(5) to interest expense(7)	2.1	x(6)	1.2	x(6)	2.0	x(6)	3.4	x(6)	3.6	x(6)
Ratio of net debt(8) to Adjusted EBITDA (5)	6.0	x(6)	10.5	x(6)	6.5	x(6)	3.6	x(6)	3.9	x(6)
Ratio of net debt(8) to total capitalization(9)	63	%(6)	62	%(6)	63	%(6)	66	%(6)	64	%(6)
Selected Operating Data (Shipments) of Continuing Operations:
Newsprint (in thousands of tonnes)	4,563	(6)	4,611	(6)	4,624	(6)	4,456	(6)	4,667	(6)
Value-added groundwood papers (in thousands of tonnes)	1,842	(6)	1,810	(6)	1,770	(6)	1,761	(6)	1,406	(6)
Wood products (in millions of board feet)	2,169	(6)	1,930	(6)	1,759	(6)	1,704	(6)	1,828	(6)

(1)	Since January 1, 2003, we have had an option to purchase our joint venture partner’s 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (collectively “Alabama”) for a nominal amount. Therefore, as of that date, in accordance with Section 1590 of the Handbook, we treated Alabama as a subsidiary even though we did not own the majority voting interest because we had the ability to elect the majority of the members of the board of directors of Alabama through the ownership of said option, that, if exercised, would have given us the majority voting interest. On June 2, 2004, we exercised our option and Alabama is now a wholly-owned subsidiary of the Issuer.

(2)	On July 1, 2004, we acquired an additional 2.5% interest in Augusta Newsprint Company (“Augusta”). As a result of this transaction, our interest in Augusta rose from 50% to 52.5% and we obtained control of such entity. Effective as at the date of acquisition and in accordance with Section 1590 of the Handbook, our consolidated financial statements include all the accounts of Augusta, which is no longer included on a proportionate consolidation basis. The effect of this business transaction has been reflected in the consolidated financial statements since the effective date of the acquisition.

(3)	Our results and our financial position reflect the acquisition of Donohue Inc. on April 18, 2000 and the application of the reverse take-over method of purchase accounting in which Donohue Inc. was considered as the acquirer. Accordingly, all figures prior to April 18, 2000 are the results of Donohue Inc. only.

(4)	Certain comparative figures presented have been reclassified to conform to the current period presentation.

(5)	EBITDA generally represents earnings (loss) before interest, taxes, depreciation and amortization. In this prospectus supplement, EBITDA is calculated by adding amortization of plant and equipment, amortization of intangible assets as well as goodwill impairment to operating profit from continuing operations. In this prospectus supplement, Adjusted EBITDA is calculated by adding one-time elements associated with mill closure elements and costs relating to the start-up of the Alma paper machine to EBITDA. Operating profit (loss) from continuing operations included mill closure elements of $32 million for the year ended December 31, 2004 related to the permanent closure of the Sheldon, Texas and Port-Alfred, Québec mills, and of $67 million for the year ended December 31, 2003 related to the indefinite idling of the Lufkin, Texas and Port-Alfred, Québec mills. Operating profit (loss) from continuing operations also included $7 million in additional costs relating to the start-up of the Alma paper machine for the year ended December 31, 2004.

Neither EBITDA nor Adjusted EBITDA are recognized measures under Canadian GAAP or U.S. GAAP. In this prospectus supplement, EBITDA and Adjusted EBITDA are presented because we believe they are useful measures of our operating performance. However, EBITDA and Adjusted EBITDA should not be considered as alternatives to cash flows from continuing operating activities as a measure of our liquidity or as alternatives to net earnings as an indicator of our operating performance or any other measure of performance in accordance with Canadian or U.S. GAAP. As used in this prospectus supplement, EBITDA and Adjusted EBITDA may not be comparable to EBITDA and Adjusted EBITDA as reported by other companies. The following table shows how we calculate EBITDA and Adjusted EBITDA:

	As at December 31,

	2004(1)(2)	2003(1)	2002	2001	2000(3)

EBITDA and Adjusted EBITDA reconciliations:
Operating profit (loss) from continuing operations	$(219)	$(326)	$180	$965	$888
Amortization of plant and equipment	966	687	648	640	489
Amortization of intangible assets	16	16	16	16	12
Goodwill impairment	—	21	—	—	—

EBITDA	763	398	844	1,621	1,389
Mill closure elements	32	67	—	—	—
Start-up costs of the Alma paper machine	7	—	—	—	—

Adjusted EBITDA	$802	$465	$844	$1,621	$1,389

(6)	Unaudited.

(7)	Interest expense is calculated by adding interest on long-term debt to capitalized interest and by subtracting interest revenue from this amount.

(8)	Net debt equals total long-term debt (including long-term debt due within one year) minus cash and cash equivalents. The table below shows how we calculate net debt:

	As at December 31,

	2004(1)(2)	2003(1)	2002	2001	2000(3)

Net debt reconciliation:
Long-term debt due within one year	$594	$317	$225	$249	$327
Long-term debt	4,340	4,641	5,408	5,809	5,265

Total long-term debt	4,934	4,958	5,633	$6,058	$5,592
(Cash and cash equivalents)	(135)	(53)	(146)	(208)	(123)

Net debt	$4,799	$4,905	$5,487	$5,850	$5,469

(9)	Total capitalization equals total long-term debt (including long-term debt due within one year) plus non-controlling interest and shareholders’ equity minus cash and cash equivalents. The table below shows how we calculate total capitalization:

	As at December 31,

	2004(1)(2)	2003(1)	2002	2001	2000(3)

Total capitalization:
Long-term debt due within one year	$594	$317	$225	$249	$327
Long-term debt	4,340	4,641	5,408	5,809	5,265

Total long-term debt	4,934	4,958	5,633	6,058	5,592
Non-controlling interest	118	167	70	69	60
Shareholders’ equity interest	2,726	2,870	3,086	2,971	2,984
(Cash and cash equivalents)	(135)	(53)	(146)	(208)	(123)

Total capitalization	$7,643	$7,942	$8,643	$8,890	$8,513

DESCRIPTION OF THE NOTES
      The following description of the terms of the Notes (referred to in the accompanying prospectus as the “Securities”) supplements, and to the extent inconsistent therewith replaces, the description set forth under “Description of the Securities” in the accompanying prospectus and should be read in conjunction with such description.
General
      The Notes will be issued in two distinct series, the 2012 Notes and the 2015 Notes, under an indenture entered into by and among the Issuer, the Guarantor and the Bank of Nova Scotia Trust Company of New York, as trustee, dated as of December 11, 2001.
      The 2012 Notes will initially be issued in an aggregate principal amount of US$       and will mature on        , 2012. The 2012 Notes will bear interest at the rate of        % of per annum from        , 2005, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on        and        of each year, commencing        , 2005 to the persons in whose names the 2012 Notes are registered at the close of business on the preceding        or        , respectively.
      The 2015 Notes will initially be issued in an aggregate principal amount of US$       and will mature on        , 2015. The 2015 Notes will bear interest at the rate of           % per annum from        , 2005, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on        and        of each year, commencing        , 2005 to the persons in whose names the 2015 Notes are registered at the close of business on the preceding or        , respectively.
      The Issuer may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional 2012 Notes and 2015 Notes under the indenture. Such additional 2012 Notes and 2015 Notes will have the same terms as the 2012 Notes and the 2015 Notes, as the case may be, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the 2012 Notes and 2015 Notes or except for the first payments of interest following the issue date of the additional 2012 Notes and additional 2015 Notes) so that the additional 2012 Notes and 2015 Notes may be consolidated and form a single series with the 2012 Notes and 2015 Notes, respectively. In the event that additional 2012 Notes and 2015 Notes are issued, the Issuer and the Guarantor will prepare a new prospectus supplement.
      Payment of the principal, premium, if any, and interest on the Notes will be made in United States dollars.
      The provisions of the indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption “Description of the Securities — Payment of Additional Amounts” in the accompanying prospectus) and the provisions of the indenture relating to the redemption of Notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption “Description of the Securities — Tax Redemption” in the accompanying prospectus) will apply to the Notes.
Guarantees
      The Notes will be fully and unconditionally guaranteed as to payment of principal, premium, if any, and interest by the Guarantor. The guarantees (the “Guarantees”) will constitute unconditional and senior unsecured obligations of the Guarantor, ranking equally in right of payment with all other unsecured unsubordinated obligations of the Guarantor from time to time outstanding.
Ranking and Other Indebtedness
      The Notes will be: (i) general unsecured obligations of the Issuer, equal in right of payment to all of the Issuer’s existing and future unsecured unsubordinated debt; (ii) effectively subordinated to all of the Issuer’s future secured debt to the extent of the assets securing such debt; (iii) senior in right of payment to any of the Issuer’s future subordinated debt; and (iv) structurally subordinated to all of the existing and future debt and other liabilities of the Issuer’s subsidiaries.
      The Guarantees will be: (i) general unsecured obligations of the Guarantor, equal in right of payment to all of the Guarantor’s existing and future unsecured unsubordinated debt; (ii) effectively subordinated to all of the Guarantor’s future secured debt to the extent of the assets securing such debt; (iii) senior in right of payment to any of the Guarantor’s future subordinated debt; and (iv) structurally subordinated to all of the existing and future debt and other liabilities of the Guarantor’s subsidiaries other than the Issuer.
      As at December 31, 2004, after giving effect to this offering and the application of the net proceeds therefrom (assuming that the entire Offer Amount had been tendered in the Tender Offers), the Issuer would have $       million of debt (excluding intercompany debt and other liabilities, such as its underfunded pension liability), all of which was unsubordinated and none of which was secured; the Guarantor would have had no debt (excluding intercompany debt and other liabilities, such as its underfunded pension liability); and (iii) the Issuer’s subsidiaries would have had approximately $294 million of debt (excluding intercompany debt and other liabilities and the debt of the Issuer’s joint ventures which is non-recourse to the Issuer).
      The Issuer, the Guarantor and their subsidiaries have issued, and may in the future issue, debt securities and have incurred, and may in the future incur, additional indebtedness other than through the offering of Securities under the accompanying prospectus.
Optional Redemption
      The Notes will be redeemable, in whole or in part, at the Issuer’s option at any time and from time to time at a redemption price equal to the greater of:

(1) 100% of the principal amount of the Notes, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus basis points for the 2012 Notes and plus basis points for the 2015 Notes, plus, in each case, accrued interest thereon to the date of redemption.
      “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.
      “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.
      “Comparable Treasury Price” means the average of the Reference Treasury Dealers Quotations for such redemption date, after excluding the highest and the lowest of such Reference Treasury Dealer Quotations.
      “Independent Investment Banker” means the Reference Treasury Dealer appointed by the trustee after consultation with the Issuer or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the trustee after consultation with the Issuer.
      “Reference Treasury Dealer” means Citigroup Global Markets Inc. and Credit Suisse First Boston LLC or their respective affiliates which are primary U.S. government securities dealers, and their respective successors, and two other firms that are primary U.S. Government securities dealers in the City of New York (a “Primary Treasury Dealer”), provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer the Issuer will substitute for it another Primary Treasury Dealer.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding the redemption date.
      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.
      Unless the Issuer defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.
Book-Entry System
      Beneficial owners may hold their Notes through The Depository Trust Company (the “Depository”) (in the United States), or indirectly through organizations that are participants of such system. Cede & Co., as nominee for the Depository, will be the registered holder of the Notes. One or more fully registered global notes (collectively, the “Global Notes”) will be issued for each of the Notes, in the aggregate principal amount of the issue, and will be deposited with the Depository. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such positions in customers’ securities accounts in the depositaries’ names on the books of the Depository.
      The provisions set forth under “Description of the Securities — Global Securities” in the accompanying prospectus will be applicable to the Notes.
The Depository
      The following is based on information furnished by the Depository.
      The Depository is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. The Depository also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants’ accounts, thereby eliminating the need for physical movement of Notes certificates. Direct participants (“Direct Participants”) include:

•	notes brokers and dealers;

•	banks;

•	trust companies;

•	clearing corporations; and

•	certain other organizations.
      The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depository’s system is also available to others such as notes brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depository and its participants are on file with the SEC.
      Purchases of Notes under the Depository’s system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depository’s records. The ownership interest of each actual purchaser of notes represented by the Global Notes (a “Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participant’s records. Beneficial Owners will not receive written confirmation from the Depository of their purchases but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transaction. Transfers of ownership interest in the Global Notes representing the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Notes representing notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.
      To facilitate subsequent transfers, the Global Notes representing Notes, which are deposited with the Depository, are registered in the name of the Depository’s nominee, Cede & Co. The deposit of the Global Notes with the Depository and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes. The Depository’s records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Neither the Depository nor Cede & Co. will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedures, the Depository mails an omnibus proxy (an “Omnibus Proxy”) to the Issuer as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).
      Principal and interest payments on the Global Notes representing the Notes will be made to the Depository. The Depository’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the Depository’s records unless the Depository has reason to believe that it will not receive payment on that date. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in “street name”, and will be the responsibility of the participant and not of the Depository, the trustee or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depository shall be the responsibility of the Issuer or the trustee, disbursement of these payments to Direct Participants shall be the responsibility of the Depository, and disbursement of these payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither the Issuer nor the trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the Notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect of the Notes.
      The Depository may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to the Issuer or the trustee. Under these circumstances, and in the event that a successor depository is not obtained, Notes in definitive form are required to be printed and delivered. The Issuer may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor depository). In that event, Notes in definitive form will be printed and delivered.

CREDIT RATINGS
      Our unsecured long-term debt securities are rated Ba3 (with a negative outlook) by Moody’s, BB- (with a negative outlook) by Standard & Poor’s and BB (with a stable trend) by DBRS, following a recent downgrade from BB (high) (with a negative trend). Credit ratings are intended to provide investors with an independent measure of the credit quality of any issue of securities.
      DBRS’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated “BB” is defined to the speculative and non-investment grade, where the degree of protection afforded to interest and principal is uncertain, particularly during periods of economic recession. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.
      Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, an obligation rated “Ba” is judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
      Standard & Poor’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the Standard & Poor’s rating system, an obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
      Credit ratings accorded to securities by rating agencies are not recommendations to purchase, hold or sell securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. We cannot assure you that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus.

CERTAIN INCOME TAX CONSEQUENCES
      The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investors is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of any jurisdiction outside the United States or Canada.
Certain United States Federal Income Tax Consequences
      The following is a summary of the material United States federal income tax considerations regarding the purchase, ownership and disposition of the Notes by United States persons (as defined below) who purchase notes in this offering at the price set forth on the cover page of the prospectus supplement and who hold the Notes as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address tax consequences applicable to subsequent purchasers of the Notes. It does not discuss all aspects of United States federal income taxation that may be relevant to particular holders in light of their particular circumstances or to certain holders subject to special treatment under the United States federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, regulated investment companies, dealers in securities or foreign currencies, holders subject to alternative minimum tax, persons that hold the Notes as part of a hedging, “straddle” or conversion transaction, or other integrated transactions, or holders whose functional currency is not the U.S. dollar). This discussion also does not cover any state, local, or foreign tax consequences. This summary is based on the Code, final, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as currently in effect as of the date of this prospectus supplement and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the United States federal income tax consequences described in this summary.
      As used herein, the term “United States person” means a beneficial owner of a Note that is (i) a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (A) it is subject to the primary supervision of a United States court and the control of one or more United States persons or (B) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.
      For United States federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds Notes, the United States federal income tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.
       Payments of Interest
      Interest on the Notes will be generally includible by a U.S. Holder as ordinary income at the time the interest is accrued or paid, in accordance with the U.S. Holder’s method of accounting for United States federal income tax purposes. In addition to interest on the Notes, a U.S. Holder will be required to include as income any additional amounts that the Issuer may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For United States foreign tax credit purposes, interest income on a Note generally will constitute income from sources outside the United States and, for taxable years beginning before January 1, 2007, generally will be treated as “passive” or “financial services” income (or, if the applicable rate of Canadian withholding tax is 5% or more, as “high withholding tax interest” income) for purposes of computing the foreign tax credit allowable to a U.S. Holder. For taxable years beginning after December 31, 2006, interest income on a Note generally will be considered either “passive category income” or “general category income” for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.
       Original Issue Discount
      It is not expected that the Notes will be issued with original issue discount. If, however, the Notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for United States federal income tax purposes as accruing over the Notes’ term as interest income of the U.S. Holders. A U.S. Holder’s adjusted tax basis in a Note would be increased by the amount of any original issue discount included in its gross income. In compliance with Treasury regulations, if we determine that the Notes have original issue discount, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.
       Sale, Exchange or Retirement of the Notes
      Upon the sale, exchange, retirement or redemption of a Note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized on such sale, exchange, retirement or redemption (reduced by any amounts attributable to accrued interest not previously included in income, which amounts will be taxable as ordinary income) and such U.S. Holder’s adjusted tax basis in the Note. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident as defined in Section 865 of the Code, any such gain or loss will be treated as U.S. source gain or loss, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.
       Backup Withholding and Information Reporting
      In general, information reporting requirements will apply to payments of principal and interest on a Note and payments of the proceeds on the sale of a Note made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, backup withholding of United States federal income tax (currently at a rate of 28% until replaced by a 31% rate beginning 2011) may be required in respect of such payments made to certain U.S. Holders who fail to supply an accurate taxpayer identification number, fail to establish that they are exempt recipients such as corporations, financial institutions or foreign persons who comply with certain certification requirements, otherwise fail to comply with applicable requirements of the backup withholding rules, or if the Secretary of the Treasury determines that the holder has not reported all interest and dividend income required to be shown on its United States federal income tax return.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Holder’s United States federal income tax liability or refundable to the extent that it exceeds such liability, provided the required information is timely furnished to the IRS. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.
Certain Canadian Federal Income Tax Consequences
      The following summary describes the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the “ITA”) as of the date of this prospectus supplement generally applicable to a purchaser of Notes pursuant to this prospectus supplement (a “Holder”) who, for the purposes of the ITA and at all relevant times, is not (and is not deemed to be) resident in Canada, deals at arm’s length with the

Issuer does not (and is not deemed to) use or hold the Notes in or, in the course of, carrying on a business in Canada, and is not an insurer that carries on an insurance business in Canada and elsewhere.
      This summary assumes that throughout the period the Notes are outstanding, the Issuer and the Guarantor will deal with the Depository and its nominee at arm’s length within the meaning of the ITA. This summary does not purport to deal with all aspects of Canadian income taxation. For example, the foregoing does not address the income tax consequences and implications to a Holder of (a) defeasance and covenant defeasance by the Issuer or the Guarantor; or (b) a successor entity or any other party assuming the payments under any of the Notes, and accordingly no opinion is expressed as to the applicability of any withholding tax to, or the income tax treatment of, any payments that may thereby or thereafter be received by Holders. This summary is based on the current provisions of the ITA, the regulations thereunder, all specific proposals to amend the ITA and such regulations announced by the Minister of Finance prior to the date hereof (which amendments this summary presumes are enacted in their current form), and the Issuer’s and the Guarantor’s understanding of the published administrative practices of the Canada Revenue Agency. This summary does not otherwise take into account any change in the law or administrative practice, whether by judicial, governmental, legislative or administrative action, nor does it take into account provincial, territorial or foreign income tax consequences, which may vary from the Canadian federal income tax consequences described herein.
      This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular Holder and no representation is made with respect to the Canadian income tax consequences to any particular Holder. Accordingly, prospective purchasers of Notes should consult their own tax advisors with respect to their particular circumstances.
      Under the ITA, the payment by the Issuer or the Guarantor of interest, principal or premium (if any) on the Notes to a Holder will be exempt from Canadian withholding tax, and no other taxes on income (including taxable capital gains) under the ITA will be payable by a Holder in respect of the acquisition, ownership or disposition of the Notes.

UNDERWRITING
      Citigroup Global Markets Inc. and Credit Suisse First Boston LLC are acting as joint book-running managers of the offering, and are acting as representatives of the underwriters named below.
      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed severally to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the name of such underwriter’s name.

	Principal amount	Principal amount
	of 2012 Notes	of 2015 Notes
Underwriter
Citigroup Global Markets Inc.	US$	US$
Credit Suisse First Boston LLC
CIBC World Markets Corp.
Banc of America Securities LLC
Scotia Capital (USA) Inc.
NBF Securities (USA) Corp.
RBC Capital Markets Corporation
ABN AMRO Incorporated
SG Americas Securities, LLC
Stifel, Nicolaus & Company, Incorporated

Total	US$	US$

      The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.
      The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed           % and           % of the principal amount of the 2012 Notes and the 2015 Notes, respectively. The underwriters may allow, and dealers may reallow a concession not to exceed           % and           % of the principal amount of the 2012 Notes and 2015 Notes, respectively, on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions.
      The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.
      Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the Notes directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.
      In particular, each underwriter has represented and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

      The following table shows the underwriting commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by Issuer

Per 2012 Note	%
Per 2015 Note	%
      In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while this offering is in progress.
      The representatives also may impose a penalty bid. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the representatives in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The representatives may conduct these transactions in the over-the-counter market or otherwise. If the representatives commence any of these transactions, they may discontinue them at any time.
      We estimate that our total expense for this offering will be approximately US$           million (not including underwriting commissions).
      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. The underwriters are affiliated with entities that are lenders under our revolving credit facility. We are in compliance in all material respects with the terms of the agreement governing such revolving credit facility. Citigroup Global Markets Inc. and Credit Suisse First Boston LLC are acting as dealer-managers in the Tender Offers and will receive customary fees and expenses in relation thereto.
      Stifel, Nicolaus & Company, Incorporated (“Stifel”) has entered into an agreement with Mitsubishi Securities (USA), Inc. (“Mitsubishi”) pursuant to which Mitsubishi provides certain advisory and/or other services to Stifel, including services in respect of this offering. In return for the provision of such services by Mitsubishi to Stifel, Stifel will pay to Mitsubishi a mutually agreed upon fee.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS
      Certain legal matters will be passed upon by:

•	Stikeman Elliott LLP, our counsel on matters of Canadian and Québec law;

•	Paul, Weiss, Rifkind, Wharton & Garrison LLP, our counsel on matters of United States and New York law; and

•	Shearman & Sterling LLP, United States counsel to the underwriters, on matters of United States and New York law.
      On the date of this prospectus, the partners and associates of Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, own beneficially, directly or indirectly, less than 1% of the securities of the Guarantor.
EXPERTS
      The audited consolidated financial statements as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, incorporated by reference in this prospectus supplement, have been so incorporated in reliance of the report of PricewaterhouseCoopers LLP, independent chartered accountants, given on the authority of said firm as experts in auditing and accounting.

CONSENT OF AUDITORS
      The Board of Directors of Abitibi-Consolidated Inc. (the “Company”)
      We have read the prospectus supplement dated March 21, 2005 relating to the issuance and sale by Abitibi-Consolidated Company of Canada of Notes, guaranteed unconditionally as to payment of principal, premium, if any, and interest by Abitibi-Consolidated Inc. We have complied with Canadian generally accepted standards for an auditors’ involvement with a prospectus.
      We consent to the incorporation by reference in the prospectus supplement of our report to the Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003, and the consolidated statements of earnings, deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. Our report to the Shareholders of the Company is dated January 28, 2005.

Montréal, Canada	(Signed) PricewaterhouseCoopers LLP
March 21, 2005	Chartered Accountants

ANNEX I
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR-ENDED DECEMBER 31, 2004
(OTHER THAN THE SECTION “ADDITIONAL INFORMATION”)

Overview and Highlights of 2004	A-2
Results of Continuing Operations	A-6
Financial Position and Liquidity	A-17
Selected Annual Information	A-19
Other Noteworthy Events	A-20
Risks and Uncertainties	A-21
Price and Exchange Rate Sensitivity	A-24
Outlook	A-25
Forward-Looking Statements	A-25
Financial Instruments and Other Instruments	A-25
Contractual Obligations	A-26
Off-Balance Sheet Arrangements	A-27
Transactions with Related Parties	A-27
Changes in Accounting Policies	A-27
Critical Accounting Policies and Estimates	A-29
Use of Non-GAAP Financial Measures	A-31
Disclosure Controls and Procedures and Internal Controls	A-31
Oversight Role of Audit Committee and the Board of Directors	A-32

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER, 31, 2004
(OTHER THAN THE SECTION “ADDITIONAL INFORMATION”)
Overview and Highlights of 2004
      Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (value-added ground-wood) papers as well as a major producer of wood products, generating sales of $5.8 billion in 2004. The Company owns or is a partner in 26 paper mills, 22 sawmills, 5 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand. With approximately 14,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of approximately 17.3 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world’s largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres in North America and approaching 20,000 Paper Retriever® and paper bank containers.
TABLE 1: VARIANCE SUMMARY
(in millions of dollars)

		Fav/(unfav) variance due to:

			Foreign
	2004	Volume	exchange	Prices	Costs	2003
	$	$	$	$	$	$
Sales	5,801	86	(280)	545	—	5,450
Cost of products sold	4,138	(68)	58	—	8	4,136
Distribution costs	631	(7)	21	—	(58)	587
CVD/ AD	50	(10)	8	29	—	77
SG&A	187	—	1	—	(3)	185
Mill closure elements	32	—	—	—	35	67

EBITDA	763	1	(192)	574	(18)	398
Amortization (regular)	618	—	9	—	9	636
Amortization (other)	364	—	—	—	(297)	67
Goodwill impairment	—	—	—	—	21	21

Operating profit (loss) from continuing operations	(219)	1	(183)	574	(285)	(326)

      Abitibi-Consolidated is one of the lowest-cost global newsprint producers, annually marketing approximately 5.5 million tonnes of newsprint including third parties’ volume, over 2.1 million tonnes of value-added groundwood papers and 2.1 billion board feet of lumber.
$36 million loss
      In December of 2004, the Company recorded a provision for mill closure elements of $33 million and an asset write down of $364 million with respect to the permanent closure of two previously idled paper mills located in Port-Alfred, Québec and in Sheldon, Texas.
      Abitibi-Consolidated realized a loss of $36 million, or 8 cents a share, in 2004 compared to net earnings of $175 million, or 40 cents a share, in the previous year. The weighted average number of shares outstanding remained constant at 440 million during these periods, while there were 13.9 million of options outstanding at the end of 2004 compared to 13 million at the end of 2003.
      The Company’s operating loss from continuing operations amounted to $219 million on sales of $5,801 million in 2004, compared to $326 million on sales of $5,450 million in 2003.
      The increase in sales is mainly attributable to higher prices in the Company’s three business segments, as well as higher sales volume in value-added groundwood papers and wood products segments. These factors were partly offset by a stronger Canadian dollar compared to the U.S. currency and lower sales volume in the newsprint segment.
      Cost of products sold was $4,138 million in 2004, compared to $4,136 million in 2003. The increase was mainly due to higher sales volume in the value-added groundwood papers and the wood products segments, partly offset by the strength of the Canadian dollar reflected in the costs of the company’s U.S. newsprint mills, lower sales volume in the newsprint segment and lower operating costs. The Company reduced its operating costs in its North American newsprint and value-added groundwood papers operations by improving productivity and operating time through the focused downtime strategy announced at the end of 2003, and reducing input usage. These improvements were partly offset by input price increases, mainly energy and recycled fibre.
      Distribution costs were $631 million in 2004, compared to $587 million in 2003. The increase was mainly due to additional fuel charges, the new U.S. regulation restricting the trucking hours and higher sales volume in the value-added groundwood papers and the wood products segments partly offset by the strength of the Canadian dollar and lower sales volume in the newsprint segment.
      In 2004, countervailing (CVD) and anti-dumping (AD) expenses were $50 million, compared to $77 million in 2003. In December of 2004, the Company recorded a receivable of $62 million related to the CVD and AD revised rates. This receivable is composed of $30 million applicable to 2004 shipments and $32 million to prior years. This reduction was partly offset by the increase in CVD and AD expenses, due to higher lumber prices.
      Selling, general and administrative expenses totalled $187 million in 2004, compared to $185 million in 2003. This increase is primarily attributable to an additional year of vesting in the stock-based compensation.
      In 2004, the Company recorded mill closure elements for $32 million, mainly related to the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. At the end of 2003, the Company had announced the indefinite idling of the Lufkin, Texas and Port-Alfred paper mills, resulting in a provision for mill closure elements of $67 million.
      At the end of 2004, the Company recorded an asset write down of $364 million following the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. In 2003, the Company recorded asset write-offs of $67 million with respect to the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon.
      In the fourth quarter of 2004, the Company performed the required annual goodwill impairment test and found that no impairment exists in its two paper segments. In the fourth quarter of 2003, the Company performed the required annual goodwill impairment test and found that impairment did exist in its wood products segment, mainly due to market conditions and a stronger Canadian dollar.

TABLE 2: IMPACT OF SPECIFIC ITEMS
(in millions of dollars, except per share amounts)

	2004	2003
	$	$
Net earnings (loss) as reported	(36)	175
(In accordance with GAAP), $ per share	(0.08)	0.40
Specific items (after taxes):
Gain on translation of foreign currencies	(260)	(622)
Prior period CVD/ AD rates adjustments	(22)	—
Gain adjustment (gain) on sale of the Saint-Félicien pulp mill	(73)	3
Gain on sale of Voyageur Panel	(19)	—
Mill closure elements	20	44
Asset write-offs/write down	235	42
Goodwill impairment	—	21
Alma start-up costs	4	—
Income tax adjustments	(2)	(36)

Loss excluding specific items	(153)	(373)
(Not in accordance with GAAP), $ per share	(0.35)	(0.85)

      Consequently, an impairment charge of $21 million, representing the total goodwill for the wood products segment, was recorded.
      For all of 2004, the Canadian dollar was an average of 8% stronger against the US dollar compared to 2003. The Company estimates that the Canadian dollar appreciation had an unfavourable impact on its operating results of approximately $188 million compared to the previous year.
      The improvement of $107 million in operating results from continuing operations is mainly attributable to higher prices in the Company’s three business segments, lower CVD and AD related to the estimated revised rates and lower mill closure elements. These factors were partly offset by the effect of a stronger Canadian dollar, a larger asset write down, as well as higher distribution costs.
      Financial expenses totalled $388 million in 2004, compared to $389 million in 2003. Lower interest expenses, due to the strength of the Canadian dollar, were totally offset by higher interest rates and higher US dollar debt level in nominal value.
      In 2004, the Company recorded an after-tax gain of $260 million on the translation of foreign currencies, derived primarily from its US dollar debt, compared to $622 million in 2003.
      Other expenses (income) in 2004 include a gain of $25 million on the disposal of Voyageur Panel, as described further in the section Other Noteworthy Events.
      Income tax recovery during the year amounted to $161 million, compared to $151 million in 2003. The Company had recognized a tax recovery of $36 million in 2003, mainly attributable to favourable settlements of certain tax litigation not provided for in previous reporting periods.
Impact of Specific Items
      Table 2 shows how certain specific items have affected the Company’s results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian generally accepted accounting principles (GAAP) as an indicator of performance.
      As table 2 indicates, during 2004, the Company recorded an after-tax gain on translation of foreign currencies of $260 million, an after-tax credit of $22 million representing the prior period adjustments related to the lumber CVD and AD estimated revised rates determined in the fourth quarter of 2004, an after-tax gain of $73 million from the sale of the Saint-Félicien, Québec pulp mill, an after-tax gain of $19 million from the sale of its 21% interest in Voyageur Panel as well as favourable income tax adjustments of $2 million.

On the other hand, the Company recorded a provision for mill closure elements of $20 million after-tax and an asset write down of $235 million after-tax with respect to the permanent closure of two previously idled paper mills located in Port-Alfred and Sheldon. Also, the Company incurred additional manufacturing costs related to the start-up of the Alma, Québec paper machine of $4 million after-tax.
      During 2003, the Company recorded an after-tax gain on translation of foreign currencies of $622 million, an after-tax adjustment of $3 million related to the sale of the Saint-Félicien pulp mill as well as favourable income tax adjustments of $36 million. In the fourth quarter, the Company had also announced the indefinite idling of the Lufkin and Port-Alfred paper mills, resulting in a provision for mill closure elements of $44 million after-tax and the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing asset write-offs of $42 million after-tax. The Company recorded $21 million in goodwill impairment in its wood products segment.
PanAsia Joint Venture
      Abitibi-Consolidated owns 50% of PanAsia and, as per Canadian GAAP, consolidates the joint-venture’s financial information proportionally. The information in table 3 represents the total activities of the joint-venture and is presented in US dollars.
TABLE 3: PANASIA FINANCIAL HIGHLIGHTS
(in millions of US dollars)

	2004	2003
	$	$
Sales (excl. purchased & resold)	771	675
EBITDA	131	134
Operating profit	59	68
Net earnings	34	36
Capital expenditures	199	62
Total assets	1,641	1,375
Long-term debt (net of cash & cash equivalents)	501	354

      PanAsia realized net earnings of US$34 million in 2004, compared to US$36 million the previous year. The joint-venture’s operating profit amounted to US$59 million on sales of US$771 million in 2004, compared to an operating profit of US$68 million on sales of US$675 million in 2003.
      The increase of US$96 million in sales is mainly attributable to higher PanAsia sales volume and higher selling prices mostly in Thailand and in the export markets, partly offset by lower selling prices in Korea. Lower operating profit resulted mainly from higher cost of products sold, mostly due to fibre and energy, lower selling prices in Korea and a weaker US dollar.
      On a per tonne basis, the joint-venture’s cost of products sold increased by 7% in 2004, compared to the average cost per tonne in 2003. The increase is mainly attributable to higher recycled fibre and energy costs and a weaker US dollar.
Investment in China
      On September 10, 2003, PanAsia announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China, 280 km southwest of Beijing. Construction of the mill began in January of 2004, and it is expected to start production during the third quarter of 2005 with a rated capacity of 330,000 tonnes per year. As at the end of the year, the project was 90% completed, on schedule and on budget. Equipment is 95% delivered on site. Mill staffing is almost complete and employees are currently being trained. The newsprint will be produced from 100% recycled fibre. The project represents an investment of approximately US$300 million, without any direct cash contribution from PanAsia’s joint-venture partners.

      On June 17, 2004, PanAsia acquired from Hebei Longteng Paper Corporation an additional 15% interest in the Hebei joint venture for a consideration of US$15 million, thereby increasing its participation in the joint venture to an 80% interest. This increase by PanAsia of its partnership’s interest did not involve any cash infusion from Abitibi-Consolidated.
Dividends
      On January 26, 2005, Abitibi-Consolidated’s Board of Directors declared a dividend of $0.025 per share payable on March 1, 2005 to shareholders of record as at February 7, 2005.
      Dividends paid in 2004 amounted to $55 million compared to $110 million in 2003. In the first quarter of 2004, two dividends payments of $0.025 per share were made as a result of the Company’s decision to synchronize announcements of quarterly results and dividend’s declaration, with payment to be made within the same quarter.
      In the second quarter of 2003, the Company’s Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.
TABLE 4: OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS
(in millions of dollars)

	2004	2003
	$	$
Newsprint	(332)	(190)
Value-added groundwood papers	(45)	(50)
Wood products	158	(86)

	(219)	(326)

RESULTS OF CONTINUING OPERATIONS
      In 2004, earnings before interest, taxes, depreciation and amortization (EBITDA) of $763 million, or 13.2% of sales, were impacted positively by a credit of $32 million, representing the prior period adjustments related to the lumber CVD and AD estimated revised rates determined in the fourth quarter of 2004, and negatively by a provision of $32 million for mill closure elements related to the permanent closure of the Port-Alfred and Sheldon mills. In 2003, EBITDA was $398 million, or 7.3% of sales and was negatively impacted by $67 million of mill closure elements relating to the idling of the Port-Alfred and Lufkin mills. Operating profit (loss) from continuing operations per business segment for 2004 and 2003 was as presented in table 4.
      In 2004, newsprint operating results were negatively impacted by $25 million for mill closure elements and $364 million for asset write down, compared to $50 million for mill closure elements and $67 million for asset write-offs in 2003. Also in 2004, the value-added groundwood papers operating results were negatively impacted by $7 million for mill closure elements and $7 million for the Alma paper machine start-up compared to $17 million of mill closure elements in 2003. The wood products operating results were positively impacted, in 2004, by a credit of $32 million related to the reversal for part of the CVD/AD deposited since May of 2002 up to December of 2003 while 2003 results were negatively impacted by an impairment charge of $21 million.

TABLE 5: NEWSPRINT VARIANCE
(in millions of dollars)

		Fav/(unfav) variance due to:

			Foreign
	2004	Volume	exchange	Prices	Costs	2003
	$	$	$	$	$	$
Sales	3,205	(33)	(154)	238	—	3,154
Mill closure elements	25	—	—	—	25	50
EBITDA	410	(4)	(87)	238	(11)	274
Amortization (regular)	378	—	7	—	12	397
Amortization (other)	364	—	—	—	(297)	67
Operating profit (loss) from continuing operations	(332)	(4)	(80)	238	(296)	(190)

Newsprint
Operating results
      As described further in the section Other Noteworthy Events, the Company has included in its newsprint segment 100% of Augusta Newsprint Company’s activities since July 1, 2004.
      Sales of newsprint were $3,205 million in 2004, compared to $3,154 million in 2003. Operating loss from continuing operations in 2004 was $332 million, or 10.4% of sales compared to $190 million, or 6% of sales in 2003.
      The increase in sales is mainly attributable to higher average prices year-over-year, partly offset by a stronger average Canadian dollar compared with the U.S. currency and lower sales volume. The average newsprint realized price rose to $702 per tonne in 2004, an increase of 3% from the previous year, primarily due to price increases in all markets except for Europe, partly offset by the strengthening of the Canadian dollar. The Company’s shipments totalled 4,563,000 tonnes compared to 4,611,000 tonnes sold in 2003.
      On a per tonne basis, the Company’s newsprint cost of products sold in 2004 was $11 lower than in 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003 and a stronger Canadian dollar reflected in the costs of the Company’s U.S. mills, partly offset by increased costs in recycled fibre and energy.
      Operating loss from continuing operations in 2004 is also affected by $389 million of mill closure elements and the asset write down compared to $117 million in 2003.
DISTRIBUTION OF NEWSPRINT SALES:

Newsprint market
      According to the Pulp and Paper Products Council (PPPC), North American newsprint demand declined by 1.6% in 2004 from 2003 levels. Newspapers Association of America reported that classified advertising expenditure performed strongly on the back of double-digit growth in recruitment spending over the first three quarters of 2004, but was partly offset by slightly weaker retail and national advertising. The average North American operating rate was 96%, compared to 93% in 2003 as a result of the reduction in production capacity. North American imports increased 4.4%, compared to the previous year to 221,000 tonnes, while exports declined by 4% to 2,504,000 tonnes.
      North American newsprint production declined 2.4% in 2004 compared to 2003. At the end of 2004, total producers’ and customers’ newsprint inventories were 20,000 tonnes higher than in December of 2003. The Company continued to employ disciplined inventory management in 2004 in order to match output with its order book, and at year-end, inventories were 21,000 tonnes lower than 2003 year-end, beating the record low levels since the Donohue acquisition in 2000, established in 2002.
      In 2003, two price increases were announced in North America and were put into effect on March 1 and August 1. As a result, the 2003 year-end industry published transaction price stood at US$515/tonne, 9.6% above December of 2002. In 2004, again two price increases were announced and were put in effect on February 1 and September 1. As a result, the 2004 year-end industry published transaction price stood at US$570/tonne, 10.7% above December of 2003. In the fourth quarter of 2004, an additional US$35 per tonne price increase was announced to take place March 1, 2005. Newsprint prices in international markets, with the exception of European countries, have increased between 15% and 25% during the year. In 2004, published transaction prices in continental Europe were approximately 5% lower than in 2003.
      Management expects that North American consumption could decrease slightly in 2005 compared to 2004. Key risk factors to the Company’s consumption expectation include cost-control measures on the part of newspaper publishers, as well as rising interest rates, which may affect key classified and retail advertising categories. Management expects demand in Europe to grow by approximately 2% in 2005 compared to 2004, led by southern countries and some Eastern European economies. Buoyed by the emergence of new publications and dynamic advertising environments, non-Japan Asia and Latin America are expected to record demand growth of around 5% and 4% respectively.
TABLE 6: VALUE-ADDED GROUNDWOOD PAPERS VARIANCE
(in millions of dollars)

		Fav/(unfav) variance due to:

			Foreign
	2004	Volume	exchange	Prices	Costs	2003
	$	$	$	$	$	$
Sales	1,571	28	(91)	70	—	1,564
Mill closure elements	7	—	—	—	10	17
Alma start-up costs	7	—	—	—	(7)	—
EBITDA	139	4	(81)	70	15	131
Amortization	184	—	2	—	(5)	181
Operating profit (loss) from continuing operations	(45)	4	(79)	70	10	(50)

Change in capacity
      On January 26, 2005, the Company announced the permanent closure of two previously idled paper mills located in Port-Alfred and Sheldon, permanently removing 646,000 tonnes from its production capacity.
      On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company’s Lufkin and Port-Alfred paper mills, as of December 14, 2003, representing a combined annual capacity of 432,000 tonnes of newsprint. The Company also announced the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing a combined annual newsprint capacity of 230,000 tonnes.
      On December 11, 2002, the Company announced it would convert the newsprint machine at its mill in Alma to produce the Company-developed ABIOFFSET® paper grades. This project permanently removed 170,000 tonnes of annual newsprint capacity.
      Since December 2002, the Company has permanently removed 1,046,000 tonnes of newsprint capacity and kept 150,000 tonnes indefinitely idled thereby improving its overall cost structure and better adjusting production to its order book for 2005.
Value-Added Groundwood Papers
Operating results
      Sales of value-added groundwood papers were $1,571 million in 2004, compared to $1,564 million in 2003. Operating loss from continuing operations was $45 million, or 2.9% of sales in 2004, compared to $50 million, or 3.2% of sales in 2003.
      The increase in sales is mainly attributable to higher average prices year-over-year and higher sales volume, almost totally offset by a stronger average Canadian dollar compared with the U.S. currency. The average realized price for value-added groundwood papers declined 1.3% to $853 per tonne in 2004, compared to the previous year, primarily due to the strengthening of the Canadian dollar, partly offset by price increases in all products. The Company’s shipments of value-added groundwood papers totalled 1,842,000 tonnes in 2004, compared to 1,810,000 tonnes in 2003.
      On a per tonne basis, the Company’s value-added groundwood papers cost of products sold in 2004 was $16 lower than in 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003, partly offset by increased costs, mainly in pension and other employee future benefits.
TABLE 7: SHIPMENTS OF VALUE-ADDED GROUNDWOOD PAPERS
(in thousands of tonnes)

	2004	2003
	$	$
SC, Soft-Nip papers	672	733
ALTERNATIVE® and EQUAL OFFSET® & hi-brite papers	738	691
Directory papers	140	132
Specialty papers	204	185

Total paper	1,754	1,741
Market pulp	88	69

Total segment	1,842	1,810

      Operating loss from continuing operations in 2004 is also affected by $7 million of start-up costs related to the Alma project, as well as $7 million of mill closure elements, compared to $17 million in 2003.
ABICAL® Grades (Supercalendered (“SC”) and Soft-Nip)
      According to PPPC, North American shipments of glossy grades declined by 2.3% in 2004. Glossy grades are mainly used in the retail inserts, catalogs and magazines. Shipments of the Company’s ABICAL® grades decreased by 8.3% compared to 2003 mainly resulting from the indefinite idling of the Lufkin paper mill. According to industry publication, prices for supercalendered (SCA) grades rose by 5.6% on average in 2004 compared to 2003. In 2003, prices were flat for the first half of the year and started to increase to end the year at 6% higher than December 2002. The 2004 year-end industry published transaction price stood at US$730/short ton, 5% above December of 2003, resulting from a price increase put into effect in July of 2004. For all uncoated groundwood grades, average prices in 2004 increased 8.2% compared to 2003.

      The Company believes that demand for glossy grades should increase in 2005, driven by an improvement in advertising expenditures and retail sales along with a strengthening economy.
ABIOFFSET® and ABIBRITE® Grades
      The Company continues to achieve success through investment in its ABIOFFSET® grades, which consist of ALTERNATIVE OFFSET® and EQUAL OFFSET® grades. The Company has started up a new machine at its Alma paper mill producing both grades on a consistent basis in the fourth quarter of 2004, and shipments are ahead of the project start-up curve. Shipments of ABIOFFSET® grades have increased by 13% in 2004.
      In 2003, according to an industry publication, prices for uncoated freesheet for which ABIOFFSET® grades are a substitute, declined through the year to end at 14% lower than December 2002. In 2004, a number of price increases were put in place throughout the year with price ending at US$730/short ton, 27% above December of 2003.
Market outlook
      The outlook for 2005 remains positive for all value-added groundwood grades. The Company believes that it will continue to penetrate new markets with its ABIOFFSET®grades through its substitution strategy, while it expects that increased advertising expenditure will benefit demand for the hi-brite and glossy grades. The directory market is expected to remain flat following its strong showing in 2004, with no evident threat from electronic substitution.
Change in capacity
      On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company’s Lufkin paper mill as of December 14, 2003. This represented an annual capacity of 270,000 tonnes of value-added groundwood grades.
DISTRIBUTION OF VALUE-ADDED GROUNDWOOD PAPERS SALES:

      On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, to produce ABIOFFSET® paper. The machine has an annual production capacity of 230,000 tonnes of ABIOFFSET® paper.
Wood Products
Lumber dispute
Injury: On August 13, 2004, the North American Free Trade Agreement (NAFTA) panel ruled for the third time that the U.S. International Trade Commission (USITC) determination of threat of injury is not supported by substantial evidence. As a result, on September 10, 2004, the USITC reversed its earlier decisions and issued a negative injury determination. On November 26, 2004, the United States challenged the NAFTA panel’s decision before a NAFTA Extraordinary Challenge Committee. This is not a normal appeal procedure, but rather is intended as a safeguard in the case of egregious conduct by a panel. To date, no extraordinary challenge to a NAFTA panel decision has been successful.
      Ordinarily, if the U.S. extraordinary challenge were to fail, future deposits of estimated duties on softwood lumber imports, both for AD and CVD, would cease. However, on December 20, 2004, the United States published notice of a USITC determination, issued in a separate proceeding intended to implement a World Trade Organization (WTO) panel ruling against the United States, in which the USITC determined that softwood lumber imports threatened future injury to a U.S. industry. The notice also indicated that the United States was implementing this new determination, and amending the CVD and AD orders accordingly. On January 10, 2005, industry associations of which the Company is a member filed notice of their intent to appeal from the USITC’s new injury determination and its implementation.
      The Company believes that the USITC decision responding to the WTO should not affect the outcome of the softwood lumber appeals produced by the NAFTA Panel process. The Company believes that the USITC decisions issued through the NAFTA appeals should govern, not the WTO-related USITC decision. Therefore, the Company believes that if the U.S. extraordinary challenge fails, the Company should be entitled to a full refund of all duty deposits paid to date, and should not be obligated to pay duty deposits on future imports into the United States. However, the U.S. Department of Commerce (USDOC) and other U.S. agencies involved appear, through their actions, to be disputing this position. In the event that the U.S. extraordinary challenge is rejected, further litigation also may be necessary to resolve these issues.
Anti-dumping: Both NAFTA and WTO dispute settlement panels questioned methodologies applied by the USDOC in its initial investigation. On July 17, 2003, a NAFTA panel issued its first decision on the AD case, ordering the USDOC to recalculate its determination of duties for individual Canadian companies. The USDOC issued a revised determination on October 15, 2003, which would have lowered the Company’s AD deposit rate from 12.44% to 11.85%.
      On April 21, 2004, following a second NAFTA decision, the USDOC issued a further revised determination, but no further revisions were made to the Company’s revised rate of 11.85%. The USDOC revised determination also has been challenged in NAFTA proceedings, which are still pending. In light of the favourable WTO Appellate Body ruling (see below), the NAFTA panel was asked to reconsider an earlier decision adverse to Canada, on the USDOC practice known as “zeroing”, namely not counting “negative” dumping margins in determining overall AD rates. The NAFTA appeal will not affect the Company’s deposit rate in light of the first review deposit rate, discussed below.
      The WTO panel reviewing the AD matter issued its final report on April 13, 2004. The panel upheld Canada’s challenge to the USDOC practice of zeroing but rejected other claims. On May 13, 2004, the United States filed an appeal before the WTO Appellate Body. On May 28, 2004, Canada filed a cross-appeal on two company specific issues, including one specific issue relating to the Company. On August 11, 2004, the WTO Appellate Body ruled in Canada’s favour on the zeroing, and also ruled in Canada’s favour on the issue affecting the Company, essentially preserving for future administrative reviews the issue of how to allocate the Company’s financial expenses to its different business segments. Canada and the U.S. have agreed to a deadline of April 15, 2005 for the U.S. to implement the WTO decision with regards to the zeroing issue. Because the Company’s AD deposit rate changed on December 20, 2004 as a result of the first review, discussed below, any changes in the investigation deposit rates resulting from the NAFTA or WTO appeals will have no practical effect as they have been superseded by the new deposit rates determined in the first review.
Countervailing Duties: Both NAFTA and WTO panels found the determination of the USDOC questionable. The NAFTA panel stated that the cross-border stumpage price comparison methodology used to determine the country-wide 18.79% rate was contrary to U.S. law. On January 12, 2004, the USDOC issued a first remand determination, applying a methodology based on log prices within each province for determining whether a benefit was conferred by provincial stumpage programs. The CVD deposit rate was recalculated to 13.23%, which rate would have taken effect once the appeal was concluded. However, this first remand determination was challenged by both Canadian and United States parties. On June 7, 2004, the NAFTA panel issued a decision ordering the USDOC to make further changes in its calculations. On July 30, 2004, the USDOC released a second remand determination, which, if confirmed, would have lowered the Canada-wide CVD rate to 7.82%. The revised 7.82% rate also was challenged before the NAFTA panel. On December 1, 2004, the NAFTA panel found numerous technical elements in the revised USDOC calculations to be flawed, and ordered USDOC to make new corrections. On January 24, 2005, the USDOC released its third remand determination, with a country-wide rate of 1.88%. Further challenges to this calculation are likely, as the USDOC did not comply with all of the panel’s instructions. If corrections result in a subsidy rate below 1.00 percent, under U.S. law, such a low rate is considered to be a de minimis level, and would result in the case being dismissed.
      For the same reasons as in the AD case, assuming the subsidy rate remains above 1.00 percent, the precise rate as determined in the appeal of the original investigations no longer is of any practical significance to the Company, as it will have been superseded as of December 20, 2004 by the new deposit rate determined in the first review in the CVD case, discussed below.
      In the WTO litigation, on January 19, 2004, the WTO Appellate Body reviewing the CVD case ruled that the USDOC’s benefit measurement methodology only could be used in certain limited circumstances, casting doubt on the USDOC’s decision. However, the Appellate Body said it did not have sufficient information to rule specifically on the appropriateness or specifics of the USDOC’s calculations in this case.
Reviews: The original AD and CVD investigations only determine the rates for initial deposits of estimated AD and CVD. The actual amounts of duties owed are determined retrospectively, through administrative reviews, in which USDOC annually reviews pricing and subsidies on exports to the U.S. occurring after the original investigations. This system permits the provincial governments and the Company opportunities to adjust behaviour to reduce or eliminate subsidies and/or dumping.
      The USDOC thus determines updated AD and CVD rates annually, in a review, which provides the basis for the actual assessment of duties on goods entered into the United States during the period covered by the review. The USDOC also updates the cash deposit rates as from the date of formal publication of the final results of the review. If the amounts deposited as estimated duties exceed the amounts assessed as final duties in an annual review period, the Company is entitled to a refund of the difference, with interest. If, on the other hand, the amounts deposited are insufficient to cover the duties actually assessed, the Company will owe the difference, with interest. Each case — AD and CVD — is treated separately for these purposes. In the event that any party appeals from the final results of a review, either to a NAFTA panel or to the U.S. federal court, the new deposit rates take immediate effect, but duty refunds are not processed, and bills for additional duties owed are not sent, until the appeal process is finally concluded.
      On December 20, 2004, USDOC published its final results for the first administrative AD review, covering the period of May 22, 2002 through April 30, 2003, and for the first administrative CVD review covering May 22, 2002 through March 31, 2003. Based on these reviews, the Company’s new AD deposit rate is 3.12% and the new, industry-wide CVD rate is 17.18%.
      The second annual review proceeding, which will cover the period of May 1, 2003 through April 30, 2004 for the AD case and April 1, 2003 through March 31, 2004 for the CVD case, was initiated on June 30, 2004. USDOC’s preliminary determinations are expected around May 31, 2005. Assuming that the USITC related appeals do not end the case and result in a return of all cash deposits, these reviews will result in changes to the duty deposit rate for future entries around December 2005, and will determine the duty assessment rates (and the amounts of refunds to be received or additional duties owed by the Company) for exports to the United States during the periods covered by the reviews.

TABLE 8: WOOD PRODUCTS VARIANCE
(in millions of dollars)

		Fav/(unfav) variance due to:

			Foreign
	2004	Volume	exchange	Prices	Costs	2003
	$	$	$	$	$	$
Sales	1,025	91	(35)	237	—	732
CVD/ AD	50	(10)	8	29	—	77
EBITDA	214	1	(24)	266	(22)	(7)
Amortization	56	—	—	—	2	58
Goodwill impairment	—	—	—	—	21	21
Operating profit (loss) from continuing operations	158	1	(24)	266	1	(86)

      As a result of these rates changes, the Company recognized in 2004, a credit of $32 million of which $18 million covers the first review period and $14 million covers the second review period up to December 2003. Also, in 2004, Abitibi-Consolidated expensed $82 million for CVD and AD based on the new rates determined in the first administrative reviews.
Future Appeals: The Company has filed notice that it will appeal the results of the AD first review, as has the U.S. industry and other Canadian parties. The Company expects that the Government of Canada and certain provinces also will appeal the results of the CVD first review. Through these appeals, and other litigation noted above, the Company will continue to pursue the termination of both the AD and CVD orders, and a full refund of all deposits of estimated duties paid. As long as the review appeals remain pending, the final duties owed, if any, remain under dispute, no duties will be finally assessed, and the Company will not receive refunds of the excess of deposits paid and duties assessed in the reviews.
Operating results
      Sales of wood products rose to $1,025 million in 2004, compared to $732 million in 2003. Operating profit from continuing operations was $158 million, or 15.4% of sales in 2004, compared to an operating loss from continuing operations of $86 million, or 11.7% of sales in 2003.
      The increase in sales is mainly attributable to higher average US dollar transaction prices year-over-year and higher sales volume, partly offset by a stronger average Canadian dollar. The average realized price for wood products increased to $473 per thousand board feet in 2004, compared to $379 per thousand board feet in 2003. The Company’s shipments totalled 2,169 million board feet in 2004, compared to 1,930 million board feet in 2003.
      On a per thousand boardfeet basis, the Company’s cost of goods sold in 2004 was $6 higher than in 2003. This was mainly due to increased sales of higher cost value-added products and increases in fuel and cutting rights costs, partly offset by lower lumber manufacturing cost mostly attributable to higher productivity and lower use of input material.
      The Company has expensed an amount of $50 million for CVD/ AD in 2004, compared to $77 million in 2003. The amount expensed in 2004 is estimated based on the revised rates determined in December of 2004 applied to the entire year and an additional credit of $32 million applying these revised rates to prior years.
      In the fourth quarter of 2003, the Company performed the required annual goodwill impairment test and found that impairment did exist in its wood products segment, mainly due to market conditions and a stronger Canadian dollar. Consequently, an impairment charge of $21 million representing the total goodwill for the wood products segment was recorded.
Engineered Wood
      On December 13, 2004, Abitibi-LP Engineered Wood Inc. (Abitibi-LP), the joint venture involving the Company and Louisiana-Pacific Corporation, announced the construction of its second engineered wood facility to produce I-joists. The new facility will be an expansion of Abitibi-Consolidated’s Saint-Prime, Québec mill, and constitutes an investment of approximately $13 million in the existing mill. Annual production capacity will be 75 million linear feet, with operations set to begin in the fall of 2005. The project will create approximately 40 new jobs, in addition to the existing 125 in the mill. With this new facility, Abitibi-LP will become the largest manufacturer of solid sawn I-joists in North America.
      In 2003, Abitibi-LP started its first production site of solid-sawn flooring I-joists in Larouche, Québec. The annual production capacity of the mill stands at 70 million linear feet.
Lumber market
      Demand in United States remained strong throughout the year with housing starts remaining above an annualized rate of 1.8 million units for each month of 2004, and reaching an annualized rate of 2.004 million units in December 2004. Demand in Canada continued to be very strong as well, with housing starts remaining above an annualized rate of 200,000 units for most of the year for the second consecutive year. In Japan, housing starts for the Company’s 2” × 4” “J grade” products, sold through Canadian distributors, increased by approximately 7% in 2004, the highest level since 1996.
TABLE 9: FOURTH QUARTER VARIANCE SUMMARY
(in millions of dollars)

		Fav/(unfav) variance due to:
	Fourth					Fourth
	Quarter		Foreign			Quarter
	2004	Volume	exchange	Prices	Costs	2003
	$	$	$	$	$	$
Sales	1,479	45	(93)	155	—	1,372
Cost of products sold	1,085	(36)	16	—	(5)	1,060
Distribution costs	171	(5)	6	—	(26)	146
CVD/ AD	(40)	(3)	2	59	—	18
SG&A	46	—	1	—	—	47
Mill closure elements	33	—	—	—	34	67

EBITDA	184	1	(68)	214	3	34
Amortization (regular)	155	—	1	—	1	157
Amortization (other)	364	—	—	—	(297)	67
Goodwill impairment	—	—	—	—	21	21

Operating profit (loss) from continuing operations	(335)	1	(67)	214	(272)	(211)

DISTRIBUTION OF WOOD PRODUCTS SALES:

      In 2004, published lumber prices (f.o.b. Great Lakes) in North America increased on average by 26% for 2” × 4” Stud and 34% for 2” × 4” Random Length compared to the 2003 average mainly due to the steady, healthy demand in North America caused by high activity levels in the new home construction as well as the repair and remodelling business. Prices were also influenced by the reduction of imports from non-Canadian sources due to the weakening US dollar. Pricing in Japan increased by 25% in 2004, compared to 2003, mainly driven by high housing starts and increased pricing pressure in North America.
      The Company expects housing starts to remain high in 2005, but to be slightly lower than the previous year due to the historically high levels of 2004.
Fourth Quarter Analysis
      In the fourth quarter of 2004, the Company recorded a provision for mill closure elements of $33 million and an asset write down of $364 million with respect to the permanent closure of two previously idled paper mills located in Port-Alfred and in Sheldon.
      As a result, Abitibi-Consolidated reported a loss of $108 million, or 24 cents a share, in the fourth quarter ended December 31, 2004 compared to a loss of $81 million, or 18 cents a share, in the same quarter of 2003. The weighted average number of shares outstanding has remained constant at 440 million since the beginning of 2003.
TABLE 10: SUMMARY OF QUARTERLY RESULTS
(in millions of dollars, except per share amounts)

	2004				2003

	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
	$	$	$	$	$	$	$	$
Sales	1,479	1,528	1,439	1,355	1,372	1,340	1,386	1,352
Operating profit (loss) from continuing operations	(335)	82	51	(17)	(211)	(32)	(47)	(36)
Earnings (loss) from continuing operations	(108)	182	(79)	(106)	(78)	(70)	146	180
Earnings (loss) from continuing operations per share	(0.24)	0.41	(0.18)	(0.24)	(0.18)	(0.16)	0.33	0.41
Net earnings (loss)	(108)	182	(79)	(31)	(81)	(70)	146	180
Net earnings (loss) per share	(0.24)	0.41	(0.18)	(0.07)	(0.18)	(0.16)	0.33	0.41

      Sales were $1,479 million in the fourth quarter of 2004, compared to $1,372 million in the fourth quarter of 2003. The increase in sales was mainly due to higher prices in the Company’s three business segments, higher sales volume in the value-added groundwood papers and the wood products segments, partly offset by the strength of the Canadian dollar.
      Cost of products sold were $1,085 million in the fourth quarter of 2004 compared to $1,060 million in the fourth quarter of 2003. The increase was mainly due to higher sales volume in the value-added groundwood papers and the wood products segments partly offset by the strength of the Canadian dollar, reflected in the costs of the company’s U.S. newsprint mills.
      Distribution costs were $171 million in the fourth quarter of 2004, compared to $146 million in the fourth quarter of 2003. The increase was mainly due to additional fuel charges, the new U.S. regulation restricting the trucking hours and higher sales volume in the value-added groundwood papers and the wood products segments, partly offset by the strength of the Canadian dollar.
      In the fourth quarter of 2004, CVD and AD expenses were a credit of $40 million compared to an expense of $18 million in the fourth quarter of 2003. In December of 2004, the Company recorded a receivable of $62 million related to the CVD and AD revised rates. This receivable is composed of $5 million applicable to the fourth quarter of 2004 shipments and $57 million to prior periods.
      Mill closure elements totalled $33 million in the fourth quarter of 2004, as a result of the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. In the fourth quarter of 2003, the Company announced the indefinite idling of the Lufkin and Port-Alfred paper mills, resulting in a provision for mill closure elements of $67 million.
      Total amortization increased to $519 million, mainly due to an asset write down of $364 million taken in December of 2004, with respect to the permanent closure of the Port-Alfred and Sheldon paper mills. In the fourth quarter of 2003, the Company recorded asset write-offs of $67 million following the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon.
      Comparing the fourth quarter of 2004 to the same period in 2003, the Canadian dollar was an average of 8% stronger against the US dollar. The Company estimates that this had an unfavourable impact of approximately $67 million on its operating results compared to the same period last year.
      The Company recorded an operating loss from continuing operations of $335 million during the quarter, compared to $211 million for the fourth quarter of 2003. Lower operating results from continuing operations in the fourth quarter of 2004 resulted mainly from an increase in machine or mill closure-related costs of $263 million, the stronger Canadian dollar and higher distribution costs. These factors were partially offset by higher prices in the Company’s three business segments and a credit related to the lumber CVD and AD revised rates discussed above. Also, in the fourth quarter of 2003, the Company had recorded a charge of $21 million for goodwill impairment in the wood products segment.
      The Company recorded in the quarter an after-tax gain of $169 million on the translation of foreign currencies, derived primarily from its US dollar debt, compared to $130 million in the same quarter in 2003.
      For a more extensive analysis of the quarter, please refer to the fourth quarter 2004 Management’s Discussion and Analysis (MD&A) dated January 26, 2005.
Summary of Quarterly Results
      On a quarterly basis, sales were positively impacted by price increases in the Company’s three segments. This was partly offset by the strength of the Canadian dollar compared to the U.S. currency, going from an average of US$0.662 in the first quarter of 2003 to US$0.76 in the fourth quarter of 2003 and to US$0.819 in the fourth quarter of 2004, which represents a 24% strengthening of the Canadian dollar from the first quarter of 2003 to the fourth quarter of 2004.
      The Company’s operating results from continuing operations trended positively over the period, mainly because of price increases partly offset by the strength of the Canadian dollar compared to the U.S. currency. In the fourth quarter of 2004, operating results were negatively impacted by $33 million for mill closure elements and $364 million for asset write down, partly offset by the CVD/ AD credit of $57 million from prior periods. In the fourth quarter of 2003, operating results were negatively impacted by $67 million for mill closure elements, $67 million for asset write-offs and $21 million for goodwill impairment.
      Other than the elements mentioned above, the major element that affected the Company’s net results is the loss (gain) on translation of foreign currencies, mainly due to the variation (weakening/ strengthening)

of the Canadian dollar compared to the U.S. currency and its impact on the Company’s debt denominated in US dollar.
      The weighted average number of shares outstanding remained constant at 440 million during these periods.
FINANCIAL POSITION AND LIQUIDITY
      The Company’s cash and cash equivalents at the end of 2004 amounted to $135 million, an increase of $82 million, compared to $53 million at the end of 2003. In 2004, Abitibi-Consolidated generated $66 million of cash from continuing operating activities and $239 million of cash from financing activities of continuing operations, while it used $218 million of cash for investing activities of continuing operations. The major cash contribution during 2004 came from operating results of continuing activities.
Continuing operating activities
      Cash generated from continuing operating activities totalled $66 million in 2004, compared to $61 million in 2003. The slight increase in cash generated by operating activities was mainly due to the increase in operating results from continuing activities, excluding the non-cash items, partly offset by the increase of $152 million in non-cash operating working capital in 2004, compared to a reduction of $158 million in 2003. The increase in non-cash operating working capital in 2004 is mainly due to an increase in accounts receivable, following a reduction in the use of the securitization program and a reduction of accounts payable and accrued liabilities, partly offset by a reduction of inventories.
Financing activities of continuing operations
      Cash generated from financing activities of continuing operations totalled $239 million in 2004, compared to $179 million in 2003. The increase of cash generated was mainly due to the increase of long-term US dollar debt in 2004, compared to 2003 and the reduction of dividends paid.
      Long-term debt, including the current portion, amounted to $4,934 million at December 31, 2004, representing a ratio of net debt to total capitalization of 0.628, compared to $4,958 million and a ratio of 0.618 at December 31, 2003. The decrease in long-term debt is mainly due to the positive impact of the strengthening year-end Canadian dollar on US dollar denominated debt. This reduction is partly offset by the reduction of $63 million in the use of the securitization program, the increase in PanAsia’s long-term debt related to the Hebei project and the consolidation of 100% of Augusta Newsprint Company as described further in the section Other Noteworthy Events. The increase in the current portion of the long-term debt from $317 million at the end of 2003 to $594 million as at December 31, 2004, is mainly attributable to the 8.30% notes coming due on August 1, 2005. At December 31, 2004, the available liquidities under the Company’s banking credit facility were $737 million, excluding cash of $135 million.
      On June 15, 2004, the Company issued, through a private placement, US$200 million of floating-rate notes due in 2011, and US$200 million of 7.75% notes due in 2011. The notes have been issued by Abitibi-Consolidated Company of Canada, and are unconditionally guaranteed by Abitibi-Consolidated Inc. The net proceeds from the offering were used to reduce outstanding debt under the Company’s existing revolving credit facility, to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company, which became a wholly-owned subsidiary of Abitibi-Consolidated, and for general corporate purposes. Also, the Company’s lenders extended the maturity of its revolving credit facility from June 30, 2005 to June 30, 2006. The applicable covenants include a net funded debt to capitalization ratio and an interest coverage ratio as shown in table 11. The required interest coverage ratio is essentially EBITDA to net interest charges on a trailing 12-month basis. For the twelve-month period ended December 31, 2004, the interest coverage ratio was 2.1x while the net funded debt to capitalization ratio amounted to 65.8% as at December 31, 2004.

TABLE 11: COVENANTS

Debt to Equity Ratio:
Net Funded Debt to Capitalization	70% or lower
Interest Coverage Ratio
(on a trailing 12-month basis):
1.25x or more 1.50x or more 1.75x or more	For the fourth quarter of 2004 For the year of 2005 Until June 30, 2006 (Maturity)
      On June 18, 2003, Abitibi-Consolidated issued US$150 million of 5.25% notes due in 2008 and US$350 million of 6% notes due 2013. The net proceeds from the offering were used to repay outstanding debt under existing credit facilities.
      On February 20, 2004, Moody’s lowered its rating of the Company’s debt instrument from Ba1 with a stable outlook, to Ba2 with a negative outlook. On March 4, 2004, Standard & Poor’s also lowered its rating from BB+ with a negative outlook, to BB with a negative outlook. On October 1, 2004, DBRS confirmed its rating of the Company’s debt instrument at BB (high) with the trend changed to negative from stable. On October 19, 2004, Moody’s lowered its rating of the Company’s debt instruments from Ba2 with a negative outlook, to Ba3 with a negative outlook. On December 20, 2004, Standard & Poor’s lowered its rating of the Company’s debt instruments from BB with a negative outlook, to BB- with a negative outlook. The Company does not expect in the short term a significant increase in its interest expense as a result of these rating changes.
Investing activities of continuing operations
      The Company used $218 million of cash for investing activities of continuing operations in 2004, compared to $312 million in 2003. In 2004, Abitibi-Consolidated used $385 million for capital expenditures compared to $262 million in 2003. Also in 2004, the Company generated $112 million from the sale of its remaining 25% interest in the Saint-Félicien mill and $57 million from the sale of its interest in Voyageur Panel.
      The Company spent $385 million on capital expenditures in 2004, compared to $262 million in 2003. Construction payables included in capital expenditures decreased by $20 million in 2004, compared to an increase of $21 million in 2003, mainly due to the Alma conversion and the modernization of hydroelectric generating facilities at Iroquois Falls, Ontario. Major projects included the Hebei project ($106 million in 2004 and $10 million in 2003), the Alma conversion ($116 million in 2004 and $87 million in 2003) and the modernization of the hydroelectric generating facilities at Iroquois Falls ($32 million). The Hebei project remains on schedule, being 90% complete at the end of the year. The project cost is also on budget. The Alma conversion project is completed and is within the $30 million supplement to the original budget. The modernization of the Iroquois Falls hydroelectric facilities to produce an additional 13 megawatts, was completed in the last quarter of 2004, as scheduled and on budget. The remainder of the capital expenditures was mainly related to asset maintenance.
      The Company intends to limit its capital expenditure program in 2005 below $300 million, excluding its share of the capital expenditures of the PanAsia joint venture, and to continue to apply free cash flows towards the reduction of debt.
2003 compared to 2002
      Sales totalled $5,450 million in 2003, compared to $5,739 million in 2002. The Company’s decrease in sales is mainly attributable to a stronger Canadian dollar compared to the U.S. currency and lower selling prices for value-added groundwood papers. These factors were partly offset by higher prices for newsprint as well as higher sales volume in value-added groundwood papers and wood products segments.

      Net earnings from continuing operations amounted to $178 million in 2003, or $0.40 per share, compared to a loss from continuing operations of $49 million in 2002, or $0.11 per share. The improvement of $227 million in earnings from continuing operations resulted mainly from a gain of $741 million on translation of foreign currencies, compared to $54 million in 2002 and by lower financial expenses of $55 million, partly offset by lower operating results from continuing operations of $506 million.
      Lower operating results from continuing operations resulted mainly from the effect of a stronger Canadian dollar for an amount of $161 million, the provision for mill closure elements and asset write-offs totalling $134 million announced on December 10, 2003 and lower selling prices for value-added groundwood papers. Also, the Company incurred $51 million more in CVD and AD in 2003 than in 2002. Furthermore, the Company recognized in the fourth quarter a goodwill impairment of $21 million related to its wood products segment. These elements were partly offset by higher prices for newsprint as well as higher sales volume in value-added groundwood papers and wood products segments.
      The Company posted net earnings of $175 million in 2003, or $0.40 per share, compared to $257 million in 2002, or $0.58 per share. In 2002, the Company sold 75% of its Saint-Félicien pulp mill and realized an after-tax gain of $293 million.
      The Company’s cash and cash equivalents at the end of 2003 amounted to $53 million, a reduction of $93 million compared to $146 million at the end of 2002. In 2003, Abitibi-Consolidated generated $61 million of cash from continuing operating activities and $179 million of cash from financing activities of continuing operations, while it used $312 million of cash for investing activities of continuing operations. In 2003, there was no major cash transaction other than cash from operations, debt increase, payment of dividends and capital expenditures.
SELECTED ANNUAL INFORMATION
      Sales were negatively impacted in 2003, compared to 2002 mainly by lower average prices in almost all segments of the Company. In 2004, the positive impact of price increases in the Company’s three segments was partly offset by the strength of the Canadian dollar. The impact of a strengthening Canadian dollar compared to the U.S. currency contributed negatively to the trend, going from an average of US$0.637 in 2002 to US$0.769 in 2004.
      The Company’s operating profit from continuing operations turned to a loss position in 2003 mainly because of the strength of the Canadian dollar compared to the U.S. currency. In 2004, operating results were negatively impacted by $32 million for mill closure elements and $364 million for asset write down, partly offset by $32 million credit related to CVD/ AD estimated revised rates applicable to prior years. In 2003, operating results were negatively impacted by $67 million for mill closure elements, $67 million for asset write-offs and goodwill impairment of $21 million.
      Other than the elements mentioned above, the major factor that affected the Company’s net earnings is the gain on translation of foreign currencies, mainly due to the strengthening Canadian dollar and its impact on the Company’s debt denominated in US dollar.
      The downward trend in the total assets and total long-term liabilities is mainly caused by the strengthening of the Canadian dollar compared to the U.S. currency going from a rate of US$0.634 at the end of 2002 to US$0.771 at the end of 2003 and to US$0.832 at the end of 2004. The asset write down of $364 million in 2004 and asset write-offs of $67 million in 2003 also contributed to the downward trend in total assets.
      The weighted average number of shares outstanding remained constant at 440 million during these periods.

TABLE 12: SELECTED ANNUAL INFORMATION
(in millions of dollars, except per share amounts)

	2004	2003	2002
	$	$	$
Sales	5,801	5,450	5,739
Operating profit (loss) from continuing operations	(219)	(326)	180
Earnings (loss) from continuing operations	(111)	178	(49)
Earnings (loss) from continuing operations per share	(0.25)	0.40	(0.11)
Net earnings (loss)	(36)	175	257
Net earnings (loss) per share	(0.08)	0.40	0.58
Total assets	9,787	10,241	11,156
Total long-term liabilities	5,389	5,717	6,541
Dividends declared per share	0.100	0.175	0.400
Exchange rates (CDN$1= US$):
Closing exchange rate at year-end	0.832	0.771	0.634
Average noon rate for the year	0.769	0.714	0.637

      In the second quarter of 2003, the Company’s Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.
OTHER NOTEWORTHY EVENTS
      On January 26, 2005, the Company announced an in-depth operations’ review, whose goals are to achieve cost and productivity improvements as well as other profit improvement initiatives. This plan will be implemented over the next quarters and should deliver its full benefit by the end of 2006.
      On July 7, 2004, Abitibi-Consolidated and the Communications, Energy and Paperworkers Union of Canada (CEP) reached a tentative five-year labour agreement that will serve as the pattern for contract talks for 30,000 pulp and paper employees in eastern Canada. This agreement, covering approximately 4,000 workers in 12 mills of the Company’s newsprint and value-added groundwood papers divisions, is retroactive to May 1, 2004. It provides for wage increases totalling 11% over its term and provides for certain improvements in group-benefit plans. The agreement settles benefits on pension plans for the next ten years, increasing the Company’s obligation by approximately $95 million. On July 16, 2004, all CEP union locals of the mills involved in the negotiation ratified the agreement.
      On July 1, 2004, the Company acquired for US$10.5 million an additional 2.5% interest in Augusta Newsprint Company (ANC), which operates a newsprint mill in Augusta, Georgia, thereby increasing its interest to 52.5% and obtained control. As a result, since July 1, 2004, the Company’s consolidated financial statements include ANC’s complete financial results, assets and liabilities, and show as a non-controlling interest the partner’s 47.5% share in the subsidiary.
      On June 2, 2004, the Company exercised its option to purchase its partner’s 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (Alabama joint-venture) at a pre-determined nominal amount of US$5 million. As part of the transaction, both partners renounced their respective loans, resulting in the recognition of an excess of consideration over the book value of the non-controlling interest for $12 million allocated in property, plant and equipment. At the beginning of 2003, the option became exercisable and in accordance with GAAP, the Company began to include the Alabama joint-venture’s complete financial results, assets and liabilities in its consolidated financial statements.
      On May 19, 2004, the Company sold its interest in Voyageur Panel for net proceeds of US$41 million, plus as much as US$2 million, to be paid in 2005 based on oriented strand board (OSB) prices between closing and year-end. Voyageur Panel was an OSB joint venture between Boise Cascade Corporation (47%), Abitibi-Consolidated (21%), Northwestern Mutual Life Insurance Company (17%), and Allstate Insurance Company (15%). In the second quarter of 2004, an after-tax gain of $19 million was recorded as a result of the transaction.

      On February 27, 2004, Abitibi-Consolidated sold its remaining 25% interest in SFK GP for gross proceeds of $118 million. Net proceeds of $112 million were used for the repayment of certain outstanding debt and for general corporate purposes. As a result, Abitibi-Consolidated no longer has an interest in SFK GP.
      On January 15, 2004, the Company announced that its Québec-West Woodlands Division has received certification under the Sustainable Forest Management (SFM) Standard of the Canadian Standards Association (CSA). This registration certifies 1.6 million hectares of public forestlands in Québec.
RISKS AND UNCERTAINTIES
Global markets and Competition
      The Company competes in North American and overseas export markets with numerous forest products companies, some of which have greater financial resources than the Company does. There has been an increasing trend towards consolidation, leading to new global producers. These global producers are typically large, well-capitalized companies that may have greater flexibility in pricing, and financial resources for marketing, investment and expansion than Abitibi-Consolidated does. The Company’s lumber business also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, the Company also competes on the basis of customer service, quality and product type. There has also been an increasing trend toward consolidation among Abitibi-Consolidated’s customers. With fewer customers in the market for the Company’s products, the strength of its negotiation position with these customers could be weakened.
      Newsprint sales in North America represent 32% of the Company’s total sales. The Company assesses the North American newsprint market to be a mature-market. Between 2000 and 2001, North American newsprint demand declined by 1,417,000 tonnes or 11%. Since then, demand has declined by 600,000 tonnes in three years or an average of 1.7% annually. Concurrently, North American newsprint production capacity has declined by 2,409,000 tonnes or 15% since 2000. The Company is now of the view that the 11% demand reduction observed in 2001 constituted a step change, such a reduction being permanent rather than cyclical. As a result of its assessment of the newsprint market on January 26, the Company announced the permanent closure and the write down of its Sheldon and Port-Alfred newsprint mills, as well as an in-depth review of its operations.
      Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. Continued difficult economic conditions in 2004 limited the North American growth in advertising spending and newsprint consumption.
      Paper prices are also tied to variances in production capacity. The Company believes that worldwide newsprint capacity increases are at historically low levels.
      The Company expects a moderate improvement in the general market environment for newsprint and value-added groundwood papers in 2005, arising from a continued economic recovery in North America and in Europe, combined with the reduction of newsprint capacity in North America.
Fibre Supply
      Fibre represents the Company’s major raw material in the production of wood products, paper and pulp. The Company uses both virgin fibre (woodchips and logs) and recycled fibre (old newspapers and magazines) as fibre sources for its paper mills.
      The virgin fibre supply required by the Company in Canada is mostly assured by agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it is in material compliance with all forest regulations.

      Wood chips supplied from the Company’s sawmills, together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices, represent approximately 89% of the Company’s Canadian pulp and paper mills requirements in virgin fibre.
      On December 14, 2004, the Commission for the study of public forest management in Québec tabled its final report. The mandate of this commission was to examine the Québec forest regime and the state of the forest on public land. The report of the Commission includes several recommendations dealing with practically all aspects of the Québec forest regime. The report may result in temporary reductions in the volumes harvested on public land. In the coming weeks, the minister for Forests, Wildlife and Parks should give indications regarding what actions the government intends to take following this report.
      Virgin fibre in the United States is obtained through the Company’s private timberlands and long-term supply contracts.
      The Company is the largest North American consumer of old newspapers and magazines. The Company is involved in the recovery of old paper and has contracts with numerous municipalities, cities, recyclers, waste haulers and brokers in countries where its mills are located. The Company’s own recovery network, excluding PanAsia, accounts for 39% of its recycled fibre needs.
      The Company believes that the balance of fibre supply between its internal sources and the open market is more than adequate to support its wood products, paper and pulp production requirements.
Energy
      In its manufacturing processes, the Company consumes a large volume of energy. Expressed in Gigajoules, the Company, excluding PanAsia, self-generates approximately 39% of the steam and power required in its paper mills. Another 26% of its energy is comprised of electricity bought in regulated jurisdictions. For the remaining 35%, the Company is exposed to the fluctuations of energy commodities prices. In North America, during 2004, prices for natural gas and bunker “C” oil were relatively flat compared to 2003 and natural gas prices in the UK were up 20% compared to last year.
      In 2004, electricity prices increased between 4% and 19% in main regulated jurisdictions where the Company has operations. In Ontario, electricity prices were on average 8% lower than 2003, mainly due to additional available generation and the cool temperatures observed during the summer of 2004. The Ontario government has announced further changes for the Ontario electricity market. The main result of these changes is that a larger portion of the Company’s consumption will be at a fixed price and that price could increase over time.
      In 2004, the Company continued to implement its corporate energy policy in order to reduce the risk associated with energy commodities prices. However, the lack of liquidity for certain commodities did not allow the Company to fully implement the policy.
      The Company’s ability to continue to internally generate hydroelectric power is conditional upon its ability to maintain and renew its rights to utilize and manage provincial waterways. These rights are subject to certain conditions and their renewal is subject to government discretion.
Softwood Lumber Dispute
      Since the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the USDOC has instituted CVD/ AD investigations. In 2002, “final determinations” were issued by the U.S. government and duties have been imposed at rates of 18.79% for CVD and 12.44% for the Company-specific AD, calculated on the sales of the Company’s lumber shipped to the United States. On December 20, 2004, following the completion of its first administrative reviews, the USDOC lowered the industry-based CVD and Abitibi-Consolidated specific AD deposit rates from 18.79% to 17.18% and from 12.44% to 3.12% respectively. Both the Company and various other parties have indicated that they intend to appeal both USDOC first review determinations. The duty assessment rates may change as a result of these appeals. Once the results of the first administrative reviews become final, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury, the Company will be entitled to a refund with interest of the difference between the amounts of estimated duties deposited from May 22, 2002 through to April 30, 2003 for the AD case and from May 22, 2002 through to March 31, 2003 for the CVD case, and the final assessment rates determined in the first review provided the deposits made exceed the final assessed amount. If, on the other hand, the amounts deposited turn out to be insufficient to cover the duties assessed, the Company will owe the difference, with interest.
      As a result of these rate changes, the Company recognized in December of 2004, an amount receivable of $62 million of which $18 million covers the first review period, $23 million covers the second review period and $21 million covers part of the third review period up to December 2004. The portion of this account receivable relating to CVD was $10 million in total and by period $3 million, $4 million and $3 million respectively. The Company believes that the AD and CVD rates determined in the first reviews reflect the best current estimates of its ultimate duty liability, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury. For exports occurring during the first administrative review periods, the rates mentioned in the previous paragraph are those determined by the USDOC. The first review results are consistent with the Company’s preliminary calculations of its potential AD liability for the second and third periods, based on the methodologies the USDOC applied in the first review. The Company does not believe the AD rate for this first period is likely to increase as a result of appeals. The Company’s assessment of the ultimate CVD liability is more uncertain, because it is unclear what methodology for measuring a subsidy will result from the appeals process. At this time, the Company has no basis for estimating its ultimate CVD liability for periods two and three other than to use the rate the USDOC has recently determined. The Company believes that the rate determined by the USDOC in its first period review better reflects its likely maximum duty liability, rather than the deposit rates in effect on the date of export and as originally expensed. The USDOC applied different methodologies for measuring the amount of subsidy benefit in the first period review than it applied in the original investigation, and thus, the amended first period rate more accurately reflects the USDOC’s current approach. The Company notes however, that the USDOC has not yet made preliminary or final determinations in the second period review, and has not yet initiated a third period review, and thus the Company’s ultimate duty liability for these periods, if any, remains uncertain.
      As a company with global manufacturing operations, Abitibi-Consolidated believes free and open trade is critical to maintain global competitiveness and remains confident that lower rates, if any at all, will prevail in the final determination.
      Based on normal shipment patterns and anticipated prices, the impact of every 1% increase or decrease in CVD/ AD, represents a change of approximately $2.3 million to net earnings annually.
Environment
      The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities and that the only foreseeable significant capital expenditure in 2005 will be some modifications to its air emission equipment at the Grand Falls and Stephenville, Newfoundland mills.
      The Company conducts environmental compliance audits, generally performed by internal auditors, which cover all the Company’s paper and wood products sites over a defined schedule of time. The Company has implemented an Environmental Management System in all of its operations, except for recent acquisitions.
      The Company has implemented a certification process of its Environmental Management System, under the International Standards Organization (ISO) for its pulp and paper mills, sawmills, and woodlands operations. At the end of 2004, all the Company’s operations were certified ISO 14001, except for recent acquisitions.

      With respect to the Company’s commitment to obtain the sustainable forest management certification for its North American operations by the end of 2005, the progress made to date is within expectations. The Company also made progress in 2004 on the high-conservation value-forests project defined under the 2003 agreement with World Wildlife Fund.
TABLE 13: SENSITIVITY ANALYSIS
(in millions of dollars, except per share amounts)

	Impact on

	Pre-tax	Net	Net earnings
Based on budgeted volumes, prices, exchange rates and	earnings	earnings	per share
financial hedges in place as at December 31, 2004
	$	$	$
US$25 change in transaction price — per unit
Newsprint(1)	152	103	0.23
Value-added groundwood papers(1)	60	41	0.09
Wood products(2)	65	44	0.10
Foreign exchange(3)
US$0.01 change in relative value to the Canadian dollar
Cash impact	30	21	0.05
Non-cash impact	59	47	0.11

(1)	Per tonne
(2)	Per thousand board feet
(3)	Non-cash impact mainly attributable to translation of foreign currencies affects earnings the opposite way as to cash impact
Foreign Exchange
      The Company’s principal paper markets are outside Canada and therefore exposure to the US dollar is a risk to its business. Approximately 77% of revenues and 14% of manufacturing costs of North American operations are in US dollars. The US dollar exposure may therefore cause volatility in the Company’s cash flows, earnings and debt.
      The Company’s foreign exchange program includes partial hedging of US dollar and other currencies cash flows. The Company also borrows most of its long-term debt in US dollars and this debt constitutes an effective partial economic hedge on future US dollar cash flows.
Pension funds
      Abitibi-Consolidated maintains both defined benefit and defined contribution pension plans. As discussed further in the section Critical Accounting Policies and Estimates, in 2005, Abitibi-Consolidated will make a contribution of approximately $75 million in excess of its annual pension expense to satisfy a portion of the underfunded liability of its defined benefit pension plans, as required by law. Over time, the Company will continue to make contributions until its pension plans’ funding legal obligations are satisfied.
Changes in banking and capital markets and changes in interest rates
      Abitibi-Consolidated requires both short-term and long-term financing to fund its operations, including capital expenditures. Changes in banking, capital markets and/or its credit rating could affect the cost or availability of financing. In addition, the Company is exposed to changes in interest rates with respect to floating-rate debt, and in determining the interest rate of any new debt issues.
PRICE AND EXCHANGE RATE SENSITIVITY
      The Company’s pre-tax earnings, net earnings and earnings per share are impacted by fluctuations in selling prices and foreign exchange to the extent shown in table 13.

TABLE 14: PRODUCTION CAPACITY

Newsprint(1)	5,060	Thousand tonnes
Value-added groundwood papers(1)	2,123	Thousand tonnes
Market pulp	87	Thousand tonnes
Lumber and other wood products	2,117	Million board feet
I-joists	35	Million linear feet

(1)	Includes currently idled capacity
OUTLOOK
      The Company is a major global leader in newsprint and value-added groundwood papers with interests in operations in Canada, the United States, the United Kingdom, South Korea, China and Thailand. It is also one of the major lumber producers in North America.
      After giving effect to machine start-ups, closures and conversions completed in 2004 and those announced for 2005, the Company’s production capacity, for 2005, is as presented in table 14.
      The Company believes, considering economists’ forecasts for growth in the U.S. economy during the year, that North American newsprint markets could decrease slightly in 2005.
      The Company expects the market for value-added groundwood papers will continue to improve, as advertising expenditures and retail sales continue to recover in 2005 along with the economy.
      The Company intends to limit its capital expenditures program in 2005 at below $300 million, excluding its portion of the capital expenditures of the PanAsia joint venture. The Company also intends to apply free cash flows toward the reduction of long-term debt.
FORWARD-LOOKING STATEMENTS
      Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management’s beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. Some of the factors, which could cause results or events to differ materially from current expectations, are discussed above under the section Risk and Uncertainties and other cautionary factors are outlined elsewhere in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
      In the normal course of business, the Company is exposed to certain financial risks. The Company does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The market value of financial instruments contracted by the Company arises mostly from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. More information on financial instruments is presented in Note 27 of the consolidated financial statements.

Foreign exchange
      The Company can use various financial instruments such as US dollar forwards as well as US dollar and Euro zero cost option tunnels, to reduce its exposure to foreign currency exchange risk. The Company’s sales, excluding PanAsia, denominated in US dollar and Euro represent 74% and 6% of total sales, respectively. The foreign exchange financial contracts only hedge a portion of the sales. This portion declines as the hedge horizon increases. These hedges are all due to mature within the next two years. The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded.
      Furthermore, the long-term debt expressed in US dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.
Interest rate
      At year-end, 68% of the Company’s recourse debt was at fixed rates taking into account interest rate swap agreements. The interest rate contracts are only for a portion of the Company’s bond portfolio and mature in the years 2005 through 2011.
      Interest expense on the debt is adjusted to include payments made or received under these agreements. The net related amount receivable or payable from counterparts is included in the accounts receivable or accounts payable.
Credit risk
      The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, advertising and paper converting as well as lumber wholesaling and retailing businesses.
TABLE 15: SUMMARY OF CONTRACTUAL OBLIGATIONS
(in millions of dollars, as at December 31, 2004)

	Total commitments by period

	Total	Within	1 - 3	4 - 5	After	Non-
	commitments	1 year	year	year	5 year	recourse
	$	$	$	$	$	$
Long-term debt	4,934	594	745	857	2,738	398
Operating leases	60	21	28	8	3	3
Purchase obligations	34	34	—	—	—	34

Total contractual obligations	5,028	649	773	865	2,741	435

      The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate this risk, the Company contracts its derivative financial instruments with credit worthy financial institutions.
CONTRACTUAL OBLIGATIONS
      The Company has operating leases and other commitments entered into in the normal course of business. These commitments, which are not accounted for on the Company’s consolidated balance sheets, are described in Note 28 of the consolidated financial statements.

      Table 15 represents contractual agreements that are enforceable and are legally binding on the Company. Consequently, all recourse and non-recourse obligations to the Company have been included in the total commitments. The non-recourse information is also shown separately.
      Abitibi-Consolidated has long-term debt with contractual maturities as described in Note 21 of the consolidated financial statements.
      Purchase obligations are entirely composed of capital expenditures. At the end of 2004, the Company’s portion of PanAsia’s firm commitments was US$28 million related to the Hebei project.
OFF-BALANCE SHEET ARRANGEMENTS
      The Company has an ongoing program to sell up to US$500 million of accounts receivable, with minimal recourse. Under this program, the outstanding balance in Canadian dollars, as at December 31, 2004 was $441 million compared to $504 million at December 31, 2003.
TRANSACTIONS WITH RELATED PARTIES
      On February 27, 2004, the Company sold its remaining 25% interest in SFK GP. Consequently, the 2004 information represents only two months of transactions in which the Company had an interest in SFK GP and at the end of 2004, the accounts receivable from SFK GP were not considered as owed by a “related party”. Historically, the Company supplied all the required fibre to the Saint-Félicien mill to produce market pulp. SFK GP has a 20-year fibre supply agreement whereby the Company uses its supply network to source such fibre. Subject to certain conditions, the price of fibre payable by SFK GP is linked to the price of pulp for the first 740,000 tonnes of fibre per year. The Company has also agreed to purchase some market pulp from SFK GP. These transactions are in the normal course of operations and have been carried out on the same terms as would have applied with unrelated parties and were accounted for at the exchange value, except for the fibre sales as mentioned previously.
TABLE 16: TRANSACTIONS WITH RELATED PARTIES
(in millions of dollars, as at December 31)

	2004	2003
	$	$
Value of fibre supplied to SFK GP	14	92
Purchases of market pulp	3	25
Account receivable from SFK GP	—	2

CHANGES IN ACCOUNTING POLICIES
Adopted during fiscal year of 2004
Elimination of industry practice
      The new CICA Handbook section 1100, Generally Accepted Accounting Principles, has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section establishes standards for financial reporting in accordance with GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, complementing section 1000, Financial Statement Concepts. The new standard eliminates “industry practice” as a possible source to consult. As a result, starting January 1, 2004, the Company has retroactively applied its distribution and CVD/ AD costs as an expense, instead of a reduction of gross sales to determine “Sales.”
      The application of the new standard increased both sales and expenses by $664 million in 2003 and $617 million in 2002 with no impact on net earnings and on cash flows.

Impairment of long-lived assets
      The Accounting Standards Board of the CICA has issued section 3063, Impairment of Long-Lived Assets, which is effective for fiscal years beginning on or after April 1, 2003. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.
      The implementation of this new standard had no initial material impact on the Company’s consolidated financial statements.
Asset retirement obligations
      The CICA has issued a new section in the CICA Handbook, section 3110, Asset Retirement Obligations, which is effective for fiscal years beginning on or after January 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.
      The implementation of this new standard had no material impact on the Company’s consolidated financial statements.
Stock-based compensation
      The CICA has issued a new recommendation relative to Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, which is effective for fiscal years beginning on or after January 1, 2004. The recommendation states that the fair value-based method must be used, the intrinsic value method being no longer acceptable. The Company has adopted the new recommendation retroactively with restatement.
      As a result of this recommendation, both “Contributed Surplus” and “Deficit” increased by $6 million as at December 31, 2003. The restatement of prior period earnings resulted in an increase in “Selling, general and administrative expenses” of $4 million in 2003 and $2 million in 2002.
Hedging relationship
      The CICA has issued Accounting Guideline AcG-13, Hedging Relationships, which should be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The Guideline presents the views of the Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The guideline establishes certain conditions as to when hedge accounting may be applied.
      The implementation of this new accounting guideline had no material impact on the Company’s consolidated financial statements.
Revenue recognition
      The Emerging Issues Committee (“EIC”) of the CICA issued EIC-141, Revenue Recognition, EIC-142, Revenue Arrangements with Multiple Deliverables and EIC-143, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, which were all effective for annual and interim periods beginning on or after December 17, 2003. EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, Revenue. Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. The implementation of the accounting treatments presented in these EIC’s had no material impact on the Company’s consolidated financial statements.
Expected to be adopted in subsequent years
Consolidation of variable interest entities
      Effective January 1, 2005, the Company will adopt AcG-15, Consolidation of Variable Interest Entities. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.
      The Company does not expect that the implementation of this guideline will have a material impact on its consolidated financial statements.
Financial instruments, hedges and comprehensive income
      In January 2005, the CICA published the following three new sections of the CICA Handbook: Section 3855, Financial Instruments — Recognition and Measurements, Section 3865, Hedges and Section 1530, Comprehensive Income. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are harmonized with standards issued by the Financial Accounting Standards Board.
      While management is currently assessing the effects of these new recommendations, impacts consistent with the adjustments described under Note 30 d) 1 and 2 and e) of the Company’s consolidated financial statements are expected.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
      The Company’s summary of significant accounting policies is described in Note 1 of the consolidated financial statements. Abitibi-Consolidated believes its most critical accounting policies include those related to foreign exchange, property, plant and equipment, the Company’s employee future benefit plans, goodwill and future income taxes.
Foreign exchange
      The application of CICA Handbook Section 1650, Foreign Currency Translation requires that monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies be translated at year-end exchange rate and the gains or losses resulting from the period to period exchange variation be absorbed in the consolidated statements of earnings.
      The majority of the Company’s long-term debt is denominated in US dollars. A variation of US$0.01 in relative value to the Canadian dollar represents $59 million of non-cash pre-tax gain or loss to the Company’s consolidated statements of earnings.
Property, plant and equipment
      The Company records its property, plant and equipment at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets. Property, plant and equipment purchased following a business acquisition are recorded at their fair value based on an independent study.
      The Company amortizes plant and equipment over their productive life mainly using the straight-line method. However, the Company records a write-down when it is probable that the value of a long-lived asset is impaired. The Company assesses the probability of future use of its property, plant and equipment and assesses the fair value related to the most likely outcome.

Goodwill
      The application of CICA Handbook Section 3062, Goodwill and Other Intangible Assets requires that the excess of the purchase amount of acquisitions over the value of the identifiable net assets should not be amortized to earnings, but periodically tested for impairment.
      The Company uses certain operating and financial assumptions to conduct its impairment test. This test uses current market information, when available, or other generally accepted valuation methods, such as discounted cash flows. Differences in assumptions regarding discount rates and projection of future operating cash flows could have a significant impact on the determination of the impairment amount reported through the Company’s consolidated statements of earnings. These assumptions are tested against relevant independent information for consistency and reliability.
      Changes in estimates or assumptions could affect the goodwill impairment in the statements of earnings and goodwill in the balance sheets of the Company’s consolidated financial statements.
Employee future benefit plans
      The application of CICA Handbook Section 3461, Employee Future Benefits requires judgments regarding certain assumptions that affect the amounts recorded for estimated plans accrued benefit obligations and related income or expense.
      The Company uses independent actuarial firms to perform actuarial valuation of the fair values of post-retirement and pension plans obligations and costs. The major assumptions are the discount rate used to calculate the present value of the pension obligation, the expected return on plan assets and the compensation rate increase. The Company, based on its own experience and recommendations from its actuarial firms, evaluates these assumptions annually which have been estimated for 2004 at 6% for the discount rate and 3.75% for the compensation rate increase in the case of the obligation and at 6.25% for the discount rate, 7.5% for the return on plan assets and 4% for the compensation rate increase in the case of the expense.
      The Company amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. As at December 31, 2004, the Company’s deficit of the fair value of the pension plan assets over its accrued benefit obligation was $779 million, compared to $696 million at the end of 2003. This increase is mainly attributable to plan amendments, a reduction of the discount rate and a change to a more recent mortality table, partly offset by the high return on plan assets in the last quarter of 2004. In 2004, the Company performed an actuarial valuation on most of its pension plans. As a result, the Company anticipates that it will fund its actuarial deficit over the next five years. Consequently, the Company believes its minimum pension and post retirement benefits funding in excess of pension expense will be in the range of $75 million for 2005, compared to $116 million in 2004. Total funding, including the expense portion, is expected to be at approximately the same level in 2005 compared to 2004.
      Changes in estimates or assumptions could affect the employee future benefits in the balance sheets and cost of products sold in the statements of earnings of the Company’s consolidated financial statements. A change of 0.25% in the discount and compensation rates would represent a variation in the pension obligation of approximately $100 million and $25 million, respectively. Also, a change of 0.25% in the discount, return on plan assets and compensation rates would represent a variation in the pension costs of approximately $5 million, $8 million and $3 million, respectively. These sensitivities are based on actual assumptions and could differ when using a different base or percentage of variation in a way that may not be linear or symmetrical.
      A description of the plans, the assumptions used in the calculation and certain sensitivities are presented in Note 22 of the consolidated financial statements.
Future income taxes
      The application of CICA Handbook Section 3465, Income Taxes requires that future income tax assets and liabilities be recognized for the future income tax consequences of events that have been included in the consolidated statements of earnings or income tax returns. Future income tax is provided for using the liability method and recognizes all significant temporary differences between the tax and consolidated financial statements bases of assets, liabilities and certain carry forward items.
TABLE 17: EBITDA RECONCILIATION
(in millions of dollars)

	2004	2003
	$	$
Operating profit (loss) from continuing operations(1)	(219)	(326)
Plus:
Amortization of plant and equipment	966	687
Amortization of intangible assets	16	16
Goodwill impairment	—	21

EBITDA(1)	763	398

(1)	Includes mill closure elements of $32 million in 2004 and $67 million in 2003.
     The Company’s future income tax assets are recognized only to the extent that, in the Company’s opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company evaluates its future income tax assets periodically.
      Changes in estimates or assumptions could affect the income tax in the statements of earnings and the future income taxes in the balance sheet of the Company’s consolidated financial statements.
USE OF NON-GAAP FINANCIAL MEASURES
      EBITDA is not a recognized measure under Canadian GAAP. The Company believes that this measure is useful supplemental information as it provides readers with an indication of cash generated prior to debt service, capital expenditures and income taxes. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance or cash flows from continuing operating, investing and financing activities as a measure of liquidity and cash flows.
      As shown in table 17, EBITDA is calculated by adding amortization of plant and equipment, amortization of intangible assets as well as goodwill impairment to operating profit from continuing operations. The Company’s method for calculating this information may differ from that used by other companies and, accordingly, this information may not be comparable to measures used by other companies.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS
      Disclosure controls and procedures have been established by the Company to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and ultimately reported to the Board and the Audit Committee.
      The Company has also established internal controls and procedures for financial reporting to ensure that the financial information contained in this MD&A and the related financial statements is fairly presented in conformity with GAAP and that the Company’s transactions are properly approved, its assets are safeguarded against unauthorized or improper use, and the transactions it enters into are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with GAAP.
      In the year ended December 31, 2004, the Company did not make any significant changes in, nor take any significant corrective actions regarding, the controls and procedures described in the two preceding paragraphs, or other factors that could significantly affect these controls and procedures. The Company’s CEO and CFO periodically review the aforementioned controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the aforementioned controls and procedures.
OVERSIGHT ROLE OF AUDIT COMMITTEE AND THE BOARD OF DIRECTORS
      The Audit Committee reviews the Company’s annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor’s annual audit, which is reviewed by the Audit Committee.

This short form shelf prospectus has been filed under a legislation in the province of Québec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of such information. Such legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
No securities commission or any similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offense. The securities offered hereunder have not been and will not be qualified for sale under the securities laws of Canada and, subject to certain exceptions, may not be offered or sold in Canada.
Abitibi-Consolidated Company of Canada
US$800,000,000
Debt Securities
Unconditionally Guaranteed as to Payment by
Abitibi-Consolidated Inc.

         Abitibi-Consolidated Company of Canada (the “Issuer”) may from time to time offer up to an aggregate amount of US$800,000,000 of debt securities (the “Debt Securities”), guaranteed as to payment of principal, premium, if any, and interest (the “Guarantees” and, together with the Debt Securities, the “Securities”), by Abitibi-Consolidated Inc. (the “Guarantor”) during the 25-month period that this short form shelf prospectus (including any amendments thereto) remains valid.
      We will provide the specific terms of the Debt Securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest.

      Investing in the Debt Securities involves risks. See “Risk Factors” beginning on page 23 of this prospectus.
      Our earnings coverage ratio for the twelve month period ended December 31, 2004 calculated in accordance with Canadian securities legislation is less than one-to-one.
      Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of United States companies.
      Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus or in any applicable prospectus supplement.
      Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because of the fact that the Issuer has been amalgamated under the Companies Act (Québec), that the Guarantor has been amalgamated under the Canada Business Corporations Act, that most of their officers and directors and most of the experts named in the prospectus are residents of Canada, and that many of their assets are located in Canada.
      The information in this prospectus is not complete and may be changed. We may not sell the Debt Securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Debt Securities and we are not soliciting an offer to buy the Debt Securities in any state where the offer or sale is not permitted.
March 9, 2005

ABOUT THIS PROSPECTUS
      In this prospectus, unless otherwise specified or the context otherwise indicates, references to:

•	the “Issuer” mean Abitibi-Consolidated Company of Canada;

•	the “Guarantor” mean Abitibi-Consolidated Inc.; and

•	“Abitibi-Consolidated,” “us,” “we” or “our” mean Abitibi-Consolidated Inc., its subsidiaries (including the Issuer) and its interests in partnerships, joint ventures and other entities.
      This prospectus is part of a registration statement on Form F-10 relating to the Securities that the Issuer and the Guarantor filed in the province of Québec with the Autorité des marchés financiers (the “AMF”), a commission of similar authority to the Securities and Exchange Commission (the “SEC”), and in the United States with the SEC. Under this process, the Issuer and the Guarantor may, from time to time, sell the Securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$800,000,000. This prospectus provides you with a general description of the Securities that the Issuer and the Guarantor may offer. Each time the Issuer and the Guarantor sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any prospectus supplement together with the additional information incorporated by reference into this prospectus and described under the heading “Where You Can Find More Information.” This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.
      We present our consolidated financial statements in Canadian dollars. In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ from accounting principles generally accepted in the United States (“U.S. GAAP”). For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our audited consolidated financial statements, see note 30 to our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, incorporated by reference in this prospectus.
INDUSTRY AND MARKET DATA
      Market data and certain industry statistics used throughout this prospectus were obtained from internal surveys, market research, publicly available information and industry publications. Information from industry publications has been obtained from sources that we believe to be reliable, but the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy or completeness of such information.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and material change reports and other information with the AMF and file, or furnish, annual or current reports with the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, we may prepare these reports and other information in accordance with disclosure requirements in Canada, and these requirements may differ from those in the United States. You may read and copy any document we file with the SEC at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington D.C. You may also obtain copies of the same documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      Our filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym “EDGAR,” and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.
      The SEC and the AMF allow us to “incorporate by reference” into this prospectus the information we file with or furnish to them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference into this prospectus the documents listed below, which were filed with the AMF under the Securities Act (Québec) and filed with or furnished to the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such documents form an integral part of this prospectus:

•	our Annual Information Form dated May 17, 2004;

•	our Management Proxy Circular dated February 24, 2004 in connection with the annual meeting of shareholders held on April 29, 2004, other than the sections entitled “Report of the Human Resources and Compensation Committee on Executive Compensation,” “Performance Graph” and “Corporate Governance Practices;”

•	our audited consolidated financial statements and the notes thereto, as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, together with the auditors’ report thereon;

•	our Management’s Discussion and Analysis for the year ended December 31, 2004; and

•	our Material Change Report dated January 28, 2005 relating to the announcement of the permanent closure of both our Sheldon, Texas and Port-Alfred, Québec newsprint mills.
      Any documents of the type referred to in the preceding paragraph, any unaudited interim consolidated financial statements, any interim management’s discussion and analysis and any material change reports (excluding confidential material change reports) filed by the Guarantor with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the offering of Securities shall be deemed to be incorporated by reference into this prospectus and form an integral part of this prospectus.
      In addition, any reports and any other information we file with, or furnish to, the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report or information.
      All information omitted from this prospectus which is permitted to be omitted under applicable securities laws will be contained in one or more supplements that will be delivered to purchasers of the Securities together with this prospectus. Any such supplement to this prospectus will be incorporated by reference into this prospectus as of the date of the supplement, but only for the purposes of the offering of the Securities to which the supplement relates.
      Any statement contained in this prospectus or in a document (as part thereof) incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document (as part thereof) which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.
      The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Upon a new annual information form and the related annual audited consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis contained therein being filed by the Guarantor with, and where required, accepted by, the applicable securities regulatory authorities during the effectiveness of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and the accompanying management’s discussion and analysis, material change reports and management proxy circulars filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.
      Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Guarantor with the applicable securities regulatory authorities during the effectiveness of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.
      Copies of each of the documents incorporated by reference into this prospectus may be obtained by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or by requesting a free copy of such documents by writing or calling us at the following address and telephone number:
          Abitibi-Consolidated Inc.
          1155 Metcalfe Street, Suite 800
          Montreal, Québec
          Canada
          H3B 5H2
          (514) 875-2160
          Attention: Investor Relations
      You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Securities in any state where the offer is not permitted by law. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the respective date on the front of this prospectus or the applicable prospectus supplement.
STATEMENT REGARDING FORWARD-LOOKING INFORMATION
      This prospectus includes or incorporates by reference forward-looking statements. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future constitute forward-looking statements, including such things as:

•	the prices and consumption of, and the demand for, the products that we sell;

•	future capital expenditures (including the amount and nature of the expenditures) and the results of these expenditures;

•	business strategies and measures to implement strategies; and

•	competitive strengths, goals, expansion and growth of our business and operations.

      Statements that are preceded by or include words such as “believe,” “expect,” “aim,” “intend,” “will,” “may,” “anticipate,” “likely,” “attempt,” “goal,” or “should” or words of similar meaning are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including:

•	the special considerations discussed in this prospectus and the documents incorporated herein by reference;

•	fluctuations in foreign exchange or interest rates;

•	labour unrest;

•	fluctuations in the availability or costs of raw materials or energy;

•	our ability to renew the water use rights relating to the operations of some of our hydroelectric facilities;

•	changes in existing forestry regulations or changes in how they are administered, which could result in the loss of certain contractual or other rights or permits that are material to our business;

•	the impact of fluctuations in duties imposed on lumber exported to the United States;

•	the impact of general economic conditions in the United States and Canada and in other countries in which we do business;

•	underfunded pension liabilities;

•	competitive actions by other companies;

•	industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced;

•	the availability of qualified personnel or management;

•	the outcome of certain litigation or disputes;

•	conditions in the capital markets;

•	the approval of regulatory authorities;

•	opportunities available to or pursued by us;

•	our ability to successfully integrate companies or businesses acquired; and

•	other factors, many of which are beyond our control.
      We caution that the foregoing list of important factors is not exhaustive. We also caution that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this prospectus and the documents incorporated herein by reference are qualified by these cautionary statements and the cautionary statements contained in the documents incorporated by reference. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences or effects. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus, “Item 4: Description of the Business — Litigation” in our Annual Information Form dated May 17, 2004 and under “Risk and Uncertainties” in our Management’s Discussion and Analysis for the year ended December 31, 2004, both of these documents being incorporated by reference into this prospectus.

THE ISSUER
      The Issuer was created by way of amalgamation in March 1997 under the laws of Québec. The Issuer is a wholly-owned subsidiary of the Guarantor and has no operations that are independent of it. Substantially all of the Issuer’s sales are made to the Guarantor and other members of our group. The financial results of the Issuer are included in our audited consolidated financial statements.
      The Issuer’s and our principal executive and registered offices are located at 1155 Metcalfe Street, Suite 800, Montreal, Québec, Canada H3B 5H2.
ABITIBI-CONSOLIDATED
General
      We are a global leader in the production of newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, and generated sales of approximately $5.8 billion in 2004. We conduct business in approximately 70 countries and have operations based on three continents. We own or are a partner in 26 paper mills, 22 sawmills, five remanufacturing facilities and one engineered wood facility located in Canada, the United States, the United Kingdom, South Korea, China and Thailand. We have approximately 14,000 employees, excluding the employees of PanAsia Paper Co. Pte Ltd. (“PanAsia”), our 50% owned joint venture. We are responsible for the forest management of approximately 18 million hectares and are committed to the sustainability of the natural resources in our care. We are also the world’s largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centers and approaching 20,000 Paper Retriever® and paper bank containers.
Intercorporate Relationships
      The following lists the principal subsidiaries of the Guarantor as at December 31, 2004, as well as their respective jurisdictions of incorporation. Parent-subsidiary relationships are denoted by indentations. Unless otherwise indicated, 100% of the shares of each subsidiary is owned by the immediate parent company. Subsidiaries, each of which represents not more than ten percent of the consolidated assets and not more than ten percent of the consolidated sales and operating revenues of the Guarantor, and all of which, in the aggregate, represent not more than twenty percent of the total consolidated assets and the total consolidated sales and operating revenues of the Guarantor, have been omitted.

Jurisdiction of
Corporation	Incorporation

Abitibi-Consolidated Inc.	Canada
Abitibi-Consolidated Company of Canada(1)	Québec
Donohue Corp.	Delaware
Abitibi Consolidated Corp.(2)	Delaware
Abitibi Consolidated Sales Corporation(3)	Delaware

(1)	The Issuer holds most of the Canadian operating assets of the Guarantor, as well as a 50% interest in PanAsia. PanAsia has an interest in four mills producing mainly newsprint located in South Korea, China and Thailand and a new newsprint mill under construction in China.
(2)	Abitibi Consolidated Corp. was formerly known as Donohue Industries Inc.
(3)	Abitibi Consolidated Sales Corporation holds a 52.5% interest in a newsprint joint venture in Augusta, Georgia and a 100% interest in Abitibi-Consolidated Alabama Recycling Corporation and Abitibi-Consolidated Alabama Corporation, which together hold a 100% ownership interest in Alabama River Newsprint Company. Alabama River Newsprint Company is the result of a merger on July 1, 2004 between Alabama River Newsprint Company and Alabama River Recycling Company.

USE OF PROCEEDS
      Except as may otherwise be set forth in a prospectus supplement, the net proceeds to be received by the Issuer from the offering and sale of Debt Securities will be used:

•	to reduce our outstanding indebtedness; and

•	for other general corporate purposes.
      The Issuer may invest funds that it does not immediately require in short-term marketable securities. Specific information about the use of proceeds from the sale of any Debt Securities will be included in a prospectus supplement.
EARNINGS COVERAGE
      The earnings coverage ratio set out below has been calculated for the twelve-month period ended December 31, 2004 in accordance with Canadian disclosure requirements. The earnings coverage ratio does not reflect any offering of Securities under this prospectus since the aggregate principal amounts and the terms of such Securities are not presently known. The applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of Securities.
      The earnings coverage ratio has been calculated on a consolidated basis using financial information prepared in accordance with Canadian GAAP by dividing our consolidated earnings by our interest obligations. For purposes of the calculation, our consolidated earnings represent our consolidated net earnings before interest and income taxes and our interest obligations represent our interest obligations on all our long-term debt (including long-term debt due within one year). Our consolidated earnings for the twelve-month period ended December 31, 2004 include mill closure elements of $32.0 million mainly related to the permanent closure of our Sheldon, Texas and Port-Alfred, Québec mills, and $7.0 million of expenses relating to the start-up of the Alma paper machine.
      The annual interest obligations on our consolidated long-term debt (using applicable interest and exchange rates) for the twelve-month period ended December 31, 2004, were $390 million. Our consolidated earnings for the twelve-month period ended December 31, 2004, before interest on long-term debt and income taxes, were $188 million. For the twelve-month period ended December 31, 2004, the earnings coverage ratio was less than one-to-one and our consolidated earnings would have had to have been higher by approximately $202 million for the earnings coverage ratio to have been one-to-one for such period.

DESCRIPTION OF THE SECURITIES
      The following description sets forth certain general terms and provisions of the Securities. The Issuer and the Guarantor will provide particular terms and provisions of a series of Securities, and a description of how the general terms and provisions described below may apply to that series, in a supplement to this prospectus. In this description, the term “Issuer” refers only to Abitibi-Consolidated Company of Canada and not to any of its subsidiaries and the term “Guarantor” refers only to Abitibi-Consolidated Inc. and not to any of its subsidiaries.
      The Securities will be issued under an indenture by and among the Issuer, the Guarantor and The Bank of Nova Scotia Trust Company of New York, as trustee, dated as of December 11, 2001. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. The following is a brief summary of certain provisions of the indenture and does not purport to be complete. Wherever a reference is made to particular provisions of the indenture, those provisions are incorporated by reference as a part of the statements made in this prospectus and are qualified in their entirety by reference to the indenture.
General
      The indenture does not limit the amount of Debt Securities which the Issuer may issue under the indenture. It provides that Debt Securities will be in registered form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Special Canadian and United States federal income tax considerations applicable to any Debt Securities denominated in a foreign currency will be described in the prospectus supplement relating to the offering of Debt Securities denominated in a foreign currency. Unless otherwise indicated in a prospectus supplement, the Debt Securities will be unsecured obligations. The Debt Securities offered pursuant to this prospectus will be issued in an amount of up to US$800,000,000 or the equivalent in foreign currency. The Indenture also permits us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.
      The applicable prospectus supplement may contain a description of the following terms of the Debt Securities being offered:

•	the title of the Debt Securities;

•	the limit, if any, upon the aggregate principal amount of the Debt Securities;

•	the extent and manner, if any, to which payment on the Debt Securities and the Guarantees will be senior or subordinated to other liabilities or obligations;

•	the percentage or percentages of principal amount at which the Debt Securities will be issued;

•	the date or dates on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) of the Debt Securities to be payable upon a declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable), or the method of determining the rate or rates, at which the Debt Securities will bear interest, if any, and the date or dates from which interest will accrue;

•	the dates on which any interest will be payable and the regular record dates for the payment of interest on Debt Securities in registered form;

•	the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and the place or places where the Debt Securities can be presented for registration of transfer or exchange;

•	if other than in U.S. dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) and interest, if any, will be payable;

•	the denominations in which the Debt Securities will be issuable, if other than denominations of US$1,000 and any multiple of US$1,000;

•	whether the Issuer will issue the Debt Securities in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

•	any mandatory or optional sinking fund;

•	the period or periods, if any, within which the price or prices in the currency or currency unit in which and the terms and conditions upon which the Debt Securities may be redeemed or purchased by us;

•	the terms and conditions upon which you may redeem the Debt Securities prior to maturity and the price or prices in the currency or currency unit in which the Debt Securities are payable;

•	any index used to determine the amount of payments of principal of (or premium, if any, on) or interest, if any, on the Debt Securities;

•	the terms and conditions upon which the Debt Securities can be converted or exchanged for other securities of the Issuer or other entities; and

•	any other terms of the Debt Securities, including covenants and Events of Default, as defined later in this prospectus, which apply solely to a particular series of Debt Securities being offered which do not apply to the Debt Securities, or any covenants or Events of Default generally applicable to Debt Securities which will not apply to a particular series of Debt Securities being offered.
      Unless otherwise indicated in the applicable prospectus supplement:

•	holders may not tender Debt Securities to the Issuer for repurchase; and

•	the rate or rates of interest at which the Debt Securities will bear interest will not increase if the Issuer or the Guarantor become involved in a highly leveraged transaction or the Issuer or the Guarantor is acquired by another entity.
      The Issuer may issue the Debt Securities under the indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The applicable prospectus supplement will describe any Canadian and United States federal income tax consequences and other special considerations applicable to any discounted Debt Securities or to other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian or U.S. federal income tax purposes or both, as the case may be.
Guarantees
      The Guarantor will guarantee the payment of the principal, premium, if any, and interest on the Debt Securities issued by the Issuer when they become due and payable, whether at the stated maturity thereof, by declaration of acceleration or otherwise.
Ranking and Other Indebtedness
      Unless otherwise indicated in a prospectus supplement, the Debt Securities will be: (i) direct unsecured obligations of the Issuer, equal in right of payment to all of the Issuer’s existing and future unsecured unsubordinated debt; (ii) effectively subordinated to all of the Issuer’s future secured debt to the extent of the assets securing such debt; (iii) senior in right of payment to any of the Issuer’s future subordinated debt; and (iv) structurally subordinated to all of the existing and future debt and other liabilities of the Issuer’s subsidiaries.
      Unless otherwise indicated in a prospectus supplement, the Guarantees will be: (i) direct unsecured obligations of the Guarantor, equal in right of payment to all of the Guarantor’s existing and future unsecured unsubordinated debt; (ii) effectively subordinated to all of the Guarantor’s future secured debt to the extent of the assets securing such debt; (iii) senior in right of payment to any of the Guarantor’s future subordinated debt; and (iv) structurally subordinated to all of the existing and future debt and other liabilities of the Guarantor’s subsidiaries other than the Issuer.
      The Issuer, the Guarantor and their subsidiaries have issued, and may in the future issue, debt securities and have incurred, and may in the future incur, additional indebtedness other than through the offering of the Securities under this prospectus.
Form, Denomination and Exchange
      Unless otherwise indicated in the applicable prospectus supplement, the Issuer will issue Debt Securities only in fully registered form without coupons, in denominations of US$1,000 and multiples of US$1,000.
      The applicable prospectus supplement may indicate the places to register a transfer of Debt Securities. Except for certain restrictions set forth in the indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Issuer may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.
Payment
      Unless otherwise indicated in the applicable prospectus supplement, principal, interest and any premium on the Debt Securities (other than global securities) will be paid at the office or agency of the trustee, at One Liberty Plaza, 23rd Floor, New York, New York 10006, or by:

•	check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee, or

•	wire transfer to an account of a person entitled to receive payments.
      Unless otherwise indicated in the applicable prospectus supplement, these payments will be made to the persons in whose names the Debt Securities are registered on the close of business on the day or days specified by us.
Global Securities
      Debt Securities of a series may be issued in whole or in part in global form and will be registered in the name of and deposited with, or on behalf of, a depository or its nominee identified in the prospectus supplement. Global securities will be registered in the name of a financial institution the Issuer selects, and the Debt Securities included in the global securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global securities is called the “Depositary”. Any person wishing to own a Debt Security must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities
      The Issuer’s and the Guarantor’s obligations, as well as the obligations of the trustee and those of any third parties employed by the Issuer or the Guarantor or the trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Issuer or the Guarantor make payment to the registered holder, the Issuer and the Guarantor have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to Debt Securities transfers.
      An investor should be aware that when Debt Securities are issued in the form of global securities:

•	the investor cannot receive Debt Securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•	the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•	the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•	the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the global security; the Issuer, the Guarantor and the trustee have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interest in the global security; we and the trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated
      In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.
      The special situations for termination of a global security are:

•	when the Depositary notifies the Issuer and the Guarantor that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); or

•	when and if the Issuer and the Guarantor decide to terminate a global security.
      The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of Debt Securities covered by the prospectus supplement. When a global security terminates, the Depositary (and not the Issuer, the Guarantor or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the indenture. You should refer to the indenture for the full definition of all defined terms.
      “Attributable Value” means, as to any particular lease under which any person is at the time liable for a term of more than 12 months, and at any date as of which the amount of the payment is to be determined, the total net amount of rent required to be paid by that person under the lease during the remaining term of the lease (excluding any subsequent renewal or other extension option held by the lessee), discounted from the respective due dates to the date of determination at a rate equivalent to the rate used for the purposes of financial reporting in accordance with Canadian GAAP. The net amount of rent required to be paid under the lease for any period will be the aggregate amount of rent payable by the lessee with respect to that period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges.
      “Commodity Price Protection Agreement” means, in respect of any person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such person against fluctuations in commodity prices.
      “Consolidated Net Tangible Assets” means the total amount of assets of any person on a consolidated basis, including deferred pension costs, after deducting therefrom:

(1)	all current liabilities (excluding any indebtedness classified as a current liability);

(2)	all goodwill, tradenames, trademarks, patents, unamortized debt discount and financing costs and all similar intangible assets; and

(3)	appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such person, all as set forth in the most recent balance sheet of such person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with Canadian GAAP.
      “Currency Exchange Protection Agreement” means, in respect of any person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such person against fluctuations in currency exchange rates.
      “Hedging Obligations” of any person means the obligations of such person pursuant to any Interest Rate Protection Agreement, Currency Exchange Protection Agreement or Commodity Price Protection Agreement.
      “Interest Rate Protection Agreement” means, in respect of any person, any interest rate swap agreement, interest rate option agreement, interest rate cap agreement, interest rate collar agreement, interest rate floor agreement or other similar agreement or arrangement designed to protect such person against fluctuations in interests rates.
      “Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to those properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).
      “Permitted Liens” of any person at any particular time means:

(1)	Liens existing on the date of the indenture (or those arising from pre-existing contractual commitments);

(2)	Liens incidental to the conduct of the business of that person or any Subsidiary of that person or the ownership of their property or assets, that do not materially impair the usefulness or marketability of those property or assets;

(3)	any Lien (except on fixed assets and on shares of a Subsidiary of that person) to secure any indebtedness issued, assumed or guaranteed by that person or any Subsidiary of that person which is payable upon demand or which matures by its terms less than twelve months from the date of issuance, assumption or guarantee;

(4)	any Lien in favor of a governmental entity in connection with the operations of that person or any Subsidiary of that person and not in respect of the financing thereof;

(5)	Liens in favor of that person or a Wholly-Owned Subsidiary of that person (but only so long as it is a Wholly-Owned Subsidiary of that person);

(6)	Liens securing the Debt Securities being offered;

(7)	Purchase Money Mortgages;

(8)	Liens on property or assets existing at the time the property or assets were acquired by that person, provided that those Liens were not incurred in anticipation of the acquisition;

(9)	Liens on property or assets of a corporation existing at the time that corporation becomes a Subsidiary of that person, or is liquidated or merged into, or amalgamated or consolidated with, that person or Subsidiary of that person or at the time of the sale, lease or other disposition to that person or Subsidiary of that person of all or substantially all of the properties and assets of a corporation;

(10)	Liens granted under any program for the securitization of accounts receivable of that person;

(11)	any Lien arising out of judgments or awards with respect to which the Guarantor, the Issuer or any other Subsidiary of the Guarantor shall be prosecuting an appeal or proceedings for review and with respect to which it shall be entitled to or shall have secured a stay of execution pending such appeal or proceedings for review;

(12)	Liens granted in the ordinary course of business in connection with Hedging Obligations; and

(13)	any renewal, refunding or extension of any Lien referred to in the foregoing clauses (1) through (12) provided that the principal amount of indebtedness secured by that Lien after the renewal, refunding or extension is not increased and the Lien is limited to the property or assets originally subject to the Lien and any improvements on the property or assets.
      “Purchase Money Mortgage” of any person means any Lien created upon any property or assets of the person to secure or securing the whole or any part of the purchase price of the property or assets or the whole or any part of the cost of constructing or installing fixed improvements on those property or assets or to secure or securing the repayment of money borrowed to pay the whole or any part of the purchase price or cost of any vendor’s privilege or Lien on those property or assets securing all or any part of the purchase price or cost including title retention agreements and leases in the nature of title retention agreements.
      “Sale and Leaseback Transaction” of any person means an arrangement with any lender or investor or to which that lender or investor is a party providing for the leasing by that person of any property or asset of that person which has been or is being sold or transferred by that person more than 12 months after the acquisition of that property or, asset or the completion of construction or commencement of operation thereof to that lender or investor or to any person to whom funds have been or are to be advanced by that lender or investor on the security of that property or asset. The stated maturity of this type of arrangement shall be the date of the last payment of rent or any other amount due under the arrangement prior to the first date on which the arrangement may be terminated by the lessee without payment of a penalty.
      “Subsidiary” of any person means an entity whose combined voting power of the outstanding Voting Stock is more than 50% owned, directly or indirectly, by that person or by one or more other Subsidiaries of that person or by that person and one or more Subsidiaries of that person.
      “Voting Stock” means capital stock or other ownership interests of a corporation, partnership or other entity which ordinarily has voting power for the election of directors (or persons performing similar functions) of that corporation, partnership or other entity, whether at all times or only so long as no senior class of securities has voting power by reason of any contingency.
      “Wholly-Owned Subsidiary” of any person means a Subsidiary of that person all of the outstanding capital stock or other ownership interests of which (other than directors’ qualifying shares) is at the time owned by that person or by one or more Wholly-Owned Subsidiaries of that person or by that person and one or more Wholly-Owned Subsidiaries of that person.
Covenants

Limitation on Liens
      The indenture provides that so long as any Debt Securities are outstanding, the Guarantor will not, and will not permit any of its Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest on any indebtedness for borrowed money (or any liability of the Guarantor or any of its Subsidiaries under any guarantee or endorsement or other instrument under which the Guarantor or any of its Subsidiaries is contingently liable, either directly or indirectly, for borrowed money or interest on borrowed money), other than Permitted Liens, without also at the same time or prior to that time securing, or causing the Subsidiary to secure, indebtedness under the indenture so that the Debt Securities are secured equally and ratably with or prior to the other indebtedness or liability, except that the Guarantor and its Subsidiaries may incur a Lien to secure indebtedness for borrowed money or enter into a Sale and Leaseback Transaction without securing the Debt Securities if the sum of:

•	the amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the indenture and otherwise prohibited by the indenture; and

•	the Attributable Value of all Sale and Leaseback Transactions entered into after the date of the indenture and otherwise prohibited by the indenture does not exceed 10% of the Consolidated Net Tangible Assets of the Guarantor.

Limitation on Sale and Leaseback Transactions
      The indenture provides that so long as any Debt Securities are outstanding, the Guarantor will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

•	the Guarantor or the Subsidiary, as applicable, would be entitled, under the covenant described above under “Limitation on Liens”, to enter into a Sale and Leaseback Transaction without securing the Debt Securities; or

•	the Guarantor or the Subsidiary, as applicable, applies, within 360 days after the effective date of any arrangement, an amount equal to the Attributable Value in respect of the leases relating to Sale and Leaseback Transactions to the prepayment or retirement of indebtedness of such person, which matures more than 12 months after the date of the creation of the indebtedness of such person.
      However, the Issuer and the Guarantor will not be required to prepay or retire Debt Securities of a series being offered under this prospectus before five years has elapsed since their issuance if the Guarantor or any of its Subsidiaries, as applicable, enters into a Sale and Leaseback Transaction, to the extent only that the amount to be paid or retired exceeds the difference between:

•	25% of the original aggregate principal amount of the series of Debt Securities; and

•	any and all earlier mandatory payments made by the Issuer or the Guarantor, as applicable, on account of the principal amount of the series of Debt Securities.
      If the aggregate net proceeds that the Issuer or the Guarantor would be otherwise required to prepay or retire before five years from the issue date of the Debt Securities exceeds the difference described above, then the Issuer or the Guarantor, as the case may be, would have to prepay or retire the Debt Securities of the series, promptly after five years from the issue date, in an amount equal to the excess net proceeds.

Consolidations, Mergers, Amalgamations or Sale of Assets
      Each of the Issuer and the Guarantor may not amalgamate or consolidate with or merge into or enter into any statutory arrangement with any other person or convey, transfer or lease all or substantially all of its properties and assets to any person, unless:

(1)	the entity formed by or continuing from the transaction or the person which acquires or leases all or substantially all of the properties and assets of the Issuer or the Guarantor, as applicable, is organized either under the laws of the United States, any state of the United States or the District of Columbia or the laws of Canada or any province thereof;

(2)	the successor entity expressly assumes or assumes by operation of law all of the Issuer’s or the Guarantor’s obligations, as applicable, under the Debt Securities or the Guarantees, respectively, and under the indenture;

(3)	immediately after giving effect to the transaction, no Event of Default and no event that with the passing of time or the giving of notice, or both, would constitute an Event of Default has occurred and is continuing; and

(4)	certain other conditions set forth in the indenture are met.

      If as a result of this type of transaction, property or assets of the Guarantor or any of its Subsidiaries would become subject to any Lien (other than a Permitted Lien), then, unless that Lien could be created pursuant to the indenture provisions described under the “Limitation on Liens” covenant above without equally and ratably securing the Debt Securities, the Guarantor, prior to or simultaneously with the transaction, must have caused the Debt Securities outstanding to be secured equally and ratably with or prior to the indebtedness secured by that Lien.
Payment of Additional Amounts
      Unless otherwise specified in an applicable prospectus supplement, any amounts to be paid by the Issuer or the Guarantor will be made free and clear of and without withholding or deduction for or on account of any present or future tax or other governmental charge (including penalties, interest and other liabilities related thereto) imposed by or on behalf of the Government of Canada or the government of any political subdivision thereof or by any authority thereof having power to tax (hereinafter “taxes”), unless the Issuer or the Guarantor, as the case may be, is required to withhold or deduct taxes by law or by the interpretation or administration of the law. If the Issuer or the Guarantor is required to withhold or deduct any amount for or on account of taxes from any payment made under or with respect to any Debt Securities or any Guarantee, the Issuer or the Guarantor, as the case may be, will, unless otherwise specified in an applicable prospectus supplement, pay such additional amounts as may be necessary so that the net amount received by each holder of Debt Securities (including additional amounts) after such withholding or deduction will not be less than the amount the holder would have received if the taxes had not been withheld or deducted.
      However, no additional amounts will be payable with respect to a payment made to any holder:

(1)	with which the Issuer or the Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making the payment;

(2)	which is subject to the taxes by reason of its being connected with Canada or any province or territory of Canada otherwise than by the mere holding of Debt Securities or the receipt of payments under the Debt Securities, including a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

(3)	for or on account of any tax, assessment or other governmental charge which would not have been imposed but for the presentation by the holder of Debt Securities for payment on a date more than 10 days after the date on which that payment became due and payable or the date on which payment is duly provided for, whichever occurs later;

(4)	for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge; or on account of any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment to a person on a debt security if payment can be made to that person without withholding by at least one other paying agent the identity of which is provided to that person;

(5)	for or on account of any tax, assessment or other governmental charge which is payable otherwise than by withholding from a payment on a debt security; or

(6)	for any combination of items (1), (2), (3), (4) and (5),
nor will additional amounts be paid with respect to any payment on a Debt Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment to the extent that payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to that fiduciary or a member of that partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had that beneficiary, settlor, member or beneficial owner been the holder of Debt Securities.

Tax Redemption
      Unless otherwise specified in an applicable prospectus supplement, the Debt Securities of a series will be subject to redemption at any time at the option of the Issuer, in whole but not in part, at a redemption price equal to the principal amount of those Debt Securities (and premium on those Debt Securities, if any) together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

(1)	the Issuer or the Guarantor, as the case may be, determines that,

(a)	as a result of any change in or amendment to the laws, regulations or rulings of Canada or of any political subdivision or applicable Canadian taxing authority in affecting taxation, or any change in official position regarding their application or interpretation (including a holding by a court of competent jurisdiction) which change or amendment is announced or becomes effective on or after a date specified in the applicable prospectus supplement, it has or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any Debt Security of the series as described under “Payment of Additional Amounts,” or

(b)	on or after a date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada or any political subdivision or applicable Canadian taxing authority, including any of those actions specified in paragraph (a) above, whether or not the action was taken or decision was rendered with respect to the Issuer or the Guarantor, or any change, amendment, application or interpretation shall be officially proposed, which, in the written opinion of legal counsel of recognized standing to the Issuer or the Guarantor will result in a material probability that the Issuer or the Guarantor will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of that series, and

(2)	in any of those cases the Issuer or the Guarantor, as the case may be, in its business judgment determines that the obligation cannot be avoided by the use of reasonable measures available to it; provided however, that:

(a)	no notice of redemption may be given earlier than 90 days or later than 30 days prior to the earliest date on which the Issuer or the Guarantor would, as applicable, be obligated to pay additional amounts were a payment in respect of a series of Debt Securities due, and

(b)	at the time a notice of redemption is given, an obligation to pay additional amounts remains in effect.
      In the event that the Issuer elects to redeem the Debt Securities of a series pursuant to the above provisions, the Issuer (and the Guarantor, if it has made the determinations described above in (1) and (2)) will deliver to the trustee a certificate, signed by an authorized officer, stating that the Issuer is entitled to redeem the Debt Securities of a series.
      The Issuer will give notice of a redemption not more than 60 days nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.
Provision of Financial Information
      The Guarantor, and the Issuer if it is required separately to file or furnish any information, documents and other reports with the SEC, will file with the trustee copies of its annual report and the information, documents and other reports that the Guarantor or the Issuer, as applicable, is required to file with or furnish to the SEC, pursuant to the Exchange Act, within 15 days after it files or furnishes them, as applicable, with the SEC. Notwithstanding that the Guarantor (or the Issuer, as applicable) may not be required to remain subject to the reporting requirements of the Exchange Act, the Guarantor (and the Issuer, as applicable) will agree to continue to file with the SEC and provide to the trustee:

•	within 140 days after the end of each fiscal year, an annual report on Form 20-F or 40-F, as applicable; and

•	within 60 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly reports.
      The information contained in these reports shall be, at a minimum, the information which is required to be provided in annual and quarterly reports under the laws of Canada or any province of Canada to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Guarantor has any of its securities listed on that stock exchange. Each of the reports sent to the trustee will be prepared in accordance with Canadian or United States disclosure requirements and generally accepted accounting principles, provided, however, that the Guarantor and the Issuer shall not be obligated to file reports with the SEC if the SEC does not permit these filings.
Events of Default
      When the term “Event of Default” is used in the indenture, these are some examples of its meaning with respect to a particular series of Debt Securities:

•	failure to pay when due any interest on any Debt Securities of a series, or additional amounts on any Debt Securities of that series when they become due and payable, and default continues for a period of 30 days;

•	failure to pay when due the payment of the principal of or premium, if any, on any Debt Securities of that series at its maturity;

•	failure to deposit any sinking fund payment when due by the terms of the Debt Securities of that series;

•	default in the performance, or breach, of any covenant or warranty of the Issuer or the Guarantor in the indenture in respect of the Debt Securities of that series or the related Guarantee (other than a default in the performance, or breach of a covenant or warranty which is specifically dealt with elsewhere in the indenture), and the default or breach continues for a period of 60 days after the trustee or the holders of at least 25% in principal amount of all outstanding Debt Securities of that series affected by the default has given, by registered or certified mail, written notice to the Issuer and to the Trustee if the notice is given by the holders;

•	failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity of, indebtedness for borrowed money of the Guarantor or any Subsidiary of the Guarantor having an aggregate principal amount outstanding in excess of the greater of (1) US$100,000,000 and (2) 5% of Consolidated Net Tangible Assets of the Guarantor as at the end of the then last completed financial quarter of the Guarantor;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Events of Default provided with respect to the Debt Securities of that series.
      If an Event of Default for any series of Debt Securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series, subject to any subordination provisions, may require us to repay immediately:

•	the entire principal of, and premium on, if any, and all interest on, the Debt Securities of the series; or

•	if the Debt Securities are discounted securities, that portion of the principal as may be described in the applicable prospectus supplement.

      Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind this accelerated payment requirement.
      If Debt Securities are discounted securities, the applicable prospectus supplement will contain provisions relating to acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an Event of Default.
      Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of all series of Debt Securities affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for all series of Debt Securities affected by an Event of Default.
      The Issuer and the Guarantor will each be required to furnish to the trustee annually a statement as to their compliance with all conditions and covenants under the indenture and, if not, specifying any defaults.
      No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

(1)	the holder has previously given to the trustee written notice of a continuing Event of Default with respect to the Debt Securities of the affected series;

(2)	the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of the series affected by an Event of Default have made written request, and the holder or holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

(3)	the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by an Event of Default a direction inconsistent with the request, within 60 days after their notice, request and offer.
      However, the above limitations do not apply to a suit instituted by a holder of a Debt Security for the enforcement of payment of principal of or any premium or interest on a Debt Security on or after the applicable due date specified in the Debt Security.
Defeasance
      When we use the term defeasance, we mean discharge from some or all of the Issuer’s and the Guarantor’s obligations under the indenture. If the Issuer or the Guarantor deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due at the stated maturity date or a redemption date of the Debt Securities of a particular series, then at our option:

•	the Issuer and the Guarantor will be discharged from their respective obligations with respect to the Debt Securities of that series; or

•	the Issuer and the Guarantor will no longer be under any obligations to comply with certain restrictive covenants under the indenture, and certain Events of Default will no longer apply to the Issuer and the Guarantor.
      If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities. Holders of the Debt Securities of the affected series may look only to the deposited funds or obligations for payment.
      To exercise this defeasance option the Issuer or the Guarantor, as the case may be, must deliver to the trustee:

(1)	an opinion of counsel in the United States stating that the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize gain or loss for United States federal income tax purposes as a result of a defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

(2)	an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

(3)	an opinion of counsel to the effect that the deposit shall not cause the trustee or the trust so created to be subject to the United States Investment Company Act of 1940.

      In addition to the delivery of the opinions described above, the following conditions must be met before the Issuer or the Guarantor, as the case may be, may exercise this defeasance option:

•	no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing for the Debt Securities of the affected series;

•	neither the Issuer nor the Guarantor is an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.
      The Issuer or the Guarantor may exercise this defeasance option notwithstanding its prior exercise of a covenant defeasance option described in the following paragraphs if each of the Issuer and the Guarantor meets the conditions described in the preceding sentence at the time the Issuer or the Guarantor exercises the defeasance option.
      The indenture provides that, at the Issuer’s option, unless and until the Issuer has exercised its defeasance option described in the preceding paragraph, the Issuer and the Guarantor may omit to comply with the “Limitation on Liens”, “Limitation on Sale and Leaseback Transactions” and “Consolidation, Amalgamation, Merger and Sale of Assets” covenants and certain other covenants and that omission shall not be deemed to be an Event of Default under the indenture and the outstanding Debt Securities upon irrevocable deposit with the trustee, in trust, of money or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding Debt Securities. If the Issuer exercises its covenant defeasance option, the obligations under the indenture other than with respect to the covenants and the Events of Default other than with respect to those covenants shall remain in full force and effect. The trust may only be established if, among other things:

•	the Issuer has delivered to the trustee an opinion of counsel in the United States to the effect that the holders of outstanding Debt Securities will not recognize gain or loss for United States federal income tax purposes as result of a covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same time as would have been the case if the covenant defeasance had not occurred;

•	the Issuer has delivered to the trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of a covenant defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same time as would have been the case had the covenant defeasance not occurred (and for the purposes of the opinion, Canadian counsel shall assume that holders of outstanding Debt Securities include holders who are not resident in Canada);

•	no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing for the Debt Securities of the affected series;

•	neither the Issuer nor the Guarantor is an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation;

•	the Issuer has delivered to the trustee an opinion of counsel to the effect that the deposit shall not cause the trustee or the trust so created to be subject to the United States Investment Company Act; and

•	other customary conditions precedent are satisfied.

      The Issuer and the Guarantor may modify or amend the indenture with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the indenture affected by the modification or amendment, provided, however, that the modification or amendment may not, without the consent of the holder of each affected series of outstanding Debt Securities:

•	change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

•	reduce the principal amount of (or the premium, if any) or interest on any debt security;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity;

•	change the place of payment;

•	change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	reduce the percentage of principal amount of outstanding Debt Securities of the series, from which the consent of the holders is required to modify or amend the indenture or waive compliance with certain provisions of the indenture or waive certain defaults;

•	modify in any manner adverse to the holders of Debt Securities, the Guarantees or the terms and conditions of the Guarantees; or

•	modify any provisions of the indenture relating to modifying or amending the indenture or the waiving of past defaults or covenants except as otherwise specified in the indenture.
      The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Issuer and the Guarantor with certain restrictive provisions of the indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of Debt Securities, to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any holder of securities.
Consent to Jurisdiction and Service
      Under the indenture, each of the Issuer and the Guarantor irrevocably appoints CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York, as its authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the indenture and for actions brought under federal or state securities laws in any federal or state court located in the City of New York, and irrevocably submits to that jurisdiction.
Governing Law
      The indenture is, and the Securities will be, governed by and construed in accordance with the laws of the State of New York.
Enforceability of Civil Liabilities Under U.S. Federal Securities Laws
      The Guarantor and the Issuer were respectively amalgamated under the Canada Business Corporations Act and the Companies Act (Québec). A substantial portion of their respective assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Guarantor, the Issuer and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Guarantor, the Issuer and such directors, officers or experts under the United States federal securities laws. The Guarantor and the Issuer have been advised by their Canadian counsel, Stikeman Elliott LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.
Trustee
      The trustee under the indenture is The Bank of Nova Scotia Trust Company of New York. The Bank of Nova Scotia Trust Company of New York performs other services for the Guarantor and its Subsidiaries in the ordinary course of business.

RISK FACTORS
Prospective purchasers of the Debt Securities should consider carefully the risk factors relating to our business set forth below as well as the other information contained in or incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the Debt Securities offered hereby.
Prices for our products have fluctuated significantly in the past and sustained low prices may materially harm our business.
      Our financial performance is dependent on the selling prices of our products. The markets for most paper and wood products are cyclical and are influenced by a variety of factors beyond our control, such as periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or internationally, inventory de-stocking by customers, and fluctuations in currency exchange rates. Realized prices for lumber, value-added groundwood papers and newsprint have fluctuated significantly in the past and will continue to do so in the future, particularly as a result of the development relating to the softwood lumber dispute and the relative strength of the Canadian dollar compared to the United States dollar. We experienced operating losses in 2003 and in 2004 mainly as a result of the combined effect of lower paper sales, the relative strength of the Canadian dollar compared to the United States dollar, the countervailing and antidumping duties currently applied to our softwood lumber exports to the United States and some asset write-downs, which were partly offset by higher U.S. dollar selling prices in our three business segments. We may again in the future experience operating losses should selling prices for our products decrease or the United States dollar weaken causing our Canadian dollar realization to decrease.
      In 2004, newsprint sales in North America represented 32% of our total sales. We assess the North American newsprint market to be a mature market. Between 2000 and 2001, North American newsprint demand declined by 1,417,000 tonnes or 11%. Since then, demand has declined by 600,000 tonnes in three years or an average of 1.7% annually. Concurrently, North American newsprint production capacity has declined by 2,409,000 tonnes or 15% since 2000. The 11% demand reduction observed in 2001 represented a significant structural, as opposed to cyclical, newsprint demand change. As a result of our assessment of the newsprint market, on January 26, 2005, we announced the permanent closure and the write down of our Port-Alfred, Québec and Sheldon, Texas newsprint mills, as well as an in-depth review of our operations. In the future, there can be no assurance that North American newsprint market will not undergo other significant reductions in demand.
The relative strength of the Canadian dollar compared to the United States dollar may significantly harm our business.
      Our principal markets are outside Canada and exposure to exchange rate risks cannot be avoided. While we attempt to manage some of our foreign exchange exposure through the use of financial instruments, we are not fully hedged. The majority of our net revenues are in United States dollars while a majority of our manufacturing costs are in Canadian dollars. Therefore, our exposure to the United States dollar is an inherent risk to our business. This exposure to the United States dollar causes volatility in our cash flows and earnings. As stated above, we experienced operating losses in 2003 and in 2004 mainly as a result of the combined effect of lower paper sales, the relative strength of the Canadian dollar compared to the United States dollar, the countervailing and antidumping duties currently applied to our softwood lumber exports to the United States and some asset write-downs, which were partly offset by higher U.S. dollar selling prices in our three business segments. We may again in the future experience operating losses should selling prices for our products decrease or the United States dollar weaken further causing our Canadian dollar realization to decrease. There can be no assurance that the use of financial instruments will be effective in the management of our foreign exchange risk in the future.

Our exports of lumber to the United States may continue to be subject to duties that will negatively impact the profitability of our lumber business.
      In 2002, following the expiration in March 2001 of the softwood lumber agreement between Canada and the United States and in response to complaints of United States-based competitors the United States Department of Commerce (the “USDOC”) and the United States International Trade Commission rendered “final determinations” contending that Canadian softwood lumber was subsidized and sold at less than fair value, and threatening to injure a U.S. industry. As a result of these determinations, we are required to post cash deposits in respect of potential countervailing and antidumping duties on our exports of softwood lumber to the United States at current rates of 16.37% and 3.12%, respectively. These rates of 16.37% and 3.12% are in effect since December 20, 2004, following the completion of the first administrative review of the USDOC. Prior to that date, we were subject to countervailing and antidumping deposit rates of 18.79% and 12.44%, respectively.
      Our sales of wood products (of which the sales of lumber represent a very large portion) represented approximately l7.7% of our sales for the fiscal year ended December 31, 2004 and approximately 60% of our wood products sales were made in the United States in that period. We expensed a total of $82 million in estimated countervailing and antidumping duties in 2004. On the basis of our budgeted prices and volumes, we expect to expense approximately $70 million in countervailing and antidumping duties in 2005, but our final duty liability could be higher or lower. Our estimated duty deposits could increase or decrease in the future.
Increases in energy costs could have a negative effect on our earnings.
      Energy is one of our largest cost components. Expressed in gigajoules and excluding PanAsia, we internally generated in 2004 approximately 39% of the steam and power required in our paper mills, mainly from hydroelectric and biomass sources and thermo mechanical pulp heat recovery systems. Another 26% of the energy we consumed in 2004 was comprised of electricity we bought in regulated jurisdictions. With respect to the remaining 35% of our energy needs, we were exposed to the fluctuations of energy commodities prices.
      Our ability to continue to internally generate hydroelectric power is, in some cases, conditional upon our ability to maintain and renew our rights to utilize and manage provincial waterways. These rights are subject to certain conditions and, although such rights have been granted pursuant to long term licenses and leases, the renewals of such licenses and leases are generally subject to government discretion. There can be no assurance that we will be able to renew the licenses and leases pursuant to which these rights have been granted and that such renewals will be granted by provincial government authorities on conditions that will be favourable to us.
      In 2004, electricity prices increased between 4% and 19% in the main regulated jurisdictions in which we conduct our operations. The major suppliers of our external electric power needs include provincial utilities. In May 2002, the power market in the Province of Ontario was deregulated. This change has not had a significant negative effect on our financial condition. However, there can be no assurance that, in the future, the effects of deregulation of power markets will not have a negative effect on our earnings. In Ontario, the government has also announced further changes to the regulatory environment of the Ontario electricity market. As a result of these changes, a larger portion of our consumption will be at a fixed price and such fixed price could increase over time.
      Prevailing high natural gas prices contributed to our decision to indefinitely idle our Lufkin, Texas mill in 2003 and to permanently shut down our Sheldon, Texas mill in 2004. We were confronted with an increase of up to 20% in the prices of natural gas at our operations in the United Kingdom in 2004 compared to 2003. There can be no assurance that energy price increases will not have a negative effect on our earnings.

Our operations are subject to extensive environmental laws and regulations.
      The environmental laws and regulations to which we are subject relate to, among other matters, employee health and safety, timber cutting, plant and wildlife protection, air emissions, wastewater discharges, waste management, surface water and groundwater quality, landfill site operations and the discharge of materials into the environment. These laws and regulations require us to obtain, maintain in force and operate in compliance with the conditions of permits and authorizations from the appropriate governmental authorities. In certain circumstances, these laws and regulations also require us to clean up discharges of materials into the environment from current and former facilities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. If we fail to comply with applicable requirements, our operations at the affected facilities could be interrupted and we could be required to incur significant additional expenditures, which could harm our financial results and financial condition. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.
      Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could entail significant expenditures.
      We expect to continue incurring ongoing capital and operating expenses to achieve and maintain compliance with environmental requirements, to upgrade existing equipment to comply with new environmental requirements and to clean up discharges of substances into the environment.
We may face increased costs for, or decreased supply of, fibre.
      Our Canadian mills obtain a majority of their logs and wood chips requirements from rights to cut timber on public lands pursuant to agreements with the applicable provincial governments. The volume of timber allocated to us under these agreements varies depending on, among other things, changes in the requirements of the mill, availability of alternate fibre sources, the level of forest management activities carried out by us to maintain a sustainable wood fibre yield, and adjustments to the volume of timber allocated to us as provided for in the legislation of each jurisdiction from time to time.
      Several provinces are currently reviewing their respective applicable legislation. These reviews could have an impact on the volume of fibre made available to us and our forest management practices. On December 14, 2004, the Commission for the study of public forest management in Québec tabled its final report. The mandate of this commission was to examine the Québec forest regime and the state of the forest on public land. The report of the Commission includes several recommendations dealing with practically all aspects of the Québec forest regime. The report recommends a temporary reduction in the volumes harvested on public land. Increasing pressures are exercised by environmental groups and first nations on us, our customers, our suppliers and governmental authorities with respect to forest management practices. These pressures may also result in changes in our forest management practices. In addition, an eventual settlement of the softwood lumber dispute between Canada and the United States may require further reviews of provincial legislation. There can be no assurance that a reduction in harvesting rights allocation will not be implemented as a result of these reviews and that an increase of the costs of fibre or of forest management will not occur as a result.
We are required to make a cash contribution to our pension plans in 2005 in excess of our annual pension expense and, we may have to make additional cash contributions over time.
      We maintain both defined benefit and defined contribution pension plans. As at December 31, 2004, we had $779 million of underfunded liability under our pension plans. Pension funding requirements are dependent upon various factors, including interest rate levels, asset returns, regulatory requirements for funding purposes and changes to pensions plan benefits. In 2005, we anticipate that we will make a cash contribution of approximately $75 million in excess of our annual pension expense to satisfy a portion of the underfunded liability of our pension plans, as required by law. Over time, we will continue to make contributions to satisfy our pension plans’ funding legal obligations. There can be no assurance that the plans’

increased underfunded liability will not have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to service our debt obligations.
We are exposed to changes in banking and capital markets and changes in interest rates.
      We require both short-term and long-term financing to fund our operations, including capital expenditures. Changes in banking, capital markets and/or our credit rating could affect the cost or availability of financing. In addition, we are exposed to changes in interest rates with respect to floating rate debt, and in determining the interest rate of any new debt issues. Changes in the capital markets or prevailing interest rates can increase or decrease the cost or availability of financing.
Intense global competition could adversely affect us.
      We compete in North American and overseas export markets with numerous forest products companies, some of which have greater financial resources than we do. Our lumber business also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, we also compete on the basis of customer service, quality and product type. Our competitive position is influenced by the availability, quality and cost of fibre, energy and labour costs, plant efficiencies and productivity and foreign currency fluctuations. Some of our competitors may have lower fibre, energy, labour or other costs than we do, or less stringent environmental and other governmental regulations to comply with than we do. As well, certain competitors may be less leveraged than we are and therefore have greater financial flexibility than we do. In addition, variations in the exchange rates between the Canadian dollar and the United States dollar, and between the Canadian dollar and local currencies in each of our export markets, also affect the relative competitive position of our products when compared to our competitors outside of Canada. Our ability to compete in the markets to which we export our products is also dependent upon free access and transportation costs to such markets.
      There has been an increasing trend towards consolidation leading to new global producers. These global producers are typically large, well capitalized companies that may have greater flexibility in pricing and financial resources for marketing, investment and expansion than we do. It is also possible that existing and new competitors could invest in new paper machines with lower operating costs than our paper machines.
      There has also been an increasing trend toward consolidation among our customers. With fewer customers in the market for our products, the strength of our negotiation position with these customers could be weakened, which could have an adverse effect on our pricing, margins and profitability.
      If we are unable to compete effectively, our revenue could decline, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
Labour disruptions could have a material adverse effect on our business.
      As at December 31, 2004, excluding the employees at PanAsia, we employed approximately 14,000 employees, which is less than the number that we employed at the end of 2003. Collective bargaining agreements, including the five-year collective bargaining agreement entered into on July 7, 2004 (retroactive to May 1, 2004) with the Communications Energy and Paperworkers Union of Canada, have been renewed with all of our employees in 12 mills of our newsprint and value-added segments. Five collective agreements, covering approximately 700 of our employees, which expired on or before December 31, 2004, are in the process of being renewed. The facilities covered by these collective agreements consist of one papermill, two sawmills and two groups of office employees. In 2005, 18 other collective agreements, covering approximately 2,000 employees, will expire for two papermills, six sawmills, seven woodlands operations and three groups of office employees. While we do not anticipate any labour disruptions at these facilities, as is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in a strike or work stoppage by the affected workers. Renewal of collective bargaining agreements could result in higher wages or benefits paid to union members. Therefore, we could experience a disruption of our operations or higher ongoing labour costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

CERTAIN INCOME TAX CONSEQUENCES
      The applicable prospectus supplement will describe the material Canadian and United States federal income tax consequences to an investor who is a citizen or resident of the United States of acquiring Debt Securities, including whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax and any consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.
PLAN OF DISTRIBUTION
      The Issuer may sell Debt Securities to or through underwriters or dealers. The Issuer may also sell the Debt Securities to one or more purchasers directly or through agents.
      We will describe in the applicable prospectus supplement the specific plan of distribution for a particular series of Debt Securities, including the name or names of any underwriters or agents, the purchase price or prices of the Debt Securities to be offered, the proceeds to the Issuer from the sale of the Debt Securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.
      The Issuer may distribute Debt Securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices at the time of sale; or

•	at prices to be negotiated with purchasers.
      The Debt Securities may be sold through agents or dealers designated by the Issuer. The agents will solicit offers by certain institutions to purchase the offered Debt Securities directly from the Issuer pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission the Issuer will pay to the agents and any conditions to the contracts.
      The Issuer and the Guarantor may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect of these liabilities. The underwriters, agents or dealers with whom the Issuer and the Guarantor enter into agreements may be our customers or may perform other services for us in the ordinary course of business.
      Each series of the Debt Securities will be a new issue with no established trading market. The Issuer and the Guarantor do not intend to list Debt Securities on any securities exchange or automated dealer quotation system; however, if the Issuer and the Guarantor do list Debt Securities of a series on an exchange, you will be informed in the applicable prospectus supplement. Some broker dealers may buy and sell Debt Securities to make a market in those Debt Securities, however, they are not obligated to engage in these activities and may discontinue buying and selling Securities at any time. The Issuer and the Guarantor cannot assure you that there will be liquidity in the trading market for any series of Debt Securities.
      The Debt Securities have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Debt Securities are not being offered or sold, directly or indirectly, in Canada or to any resident thereof, except in certain circumstances exempt from the prospectus requirements of applicable securities laws in Canada.

LEGAL MATTERS
      Certain legal matters will be passed upon by:

•	Stikeman Elliott LLP, our counsel on matters of Canadian and Québec law; and

•	Paul, Weiss, Rifkind, Wharton & Garrison LLP, our counsel on matters of United States and New York law.
      On the date of this prospectus, the partners and associates of Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, own beneficially, directly or indirectly, less than 1% of the securities of the Guarantor.
EXPERTS
      The audited consolidated financial statements as at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent chartered accountants, given on the authority of said firm as experts in auditing and accounting.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part, insofar as called for by the SEC’s Form F-10:

•	The documents listed as being incorporated by reference in this prospectus in the second paragraph under “Where You Can Find More Information;”

•	Consent of our accountants, PricewaterhouseCoopers LLP;

•	Consent of our counsel, Stikeman Elliott LLP;

•	Powers of attorney from our directors and officers;

•	Indenture relating to the Securities;

•	Statement of eligibility of the trustee on Form T-1; and

•	Earnings coverage calculations.

CONSENT OF AUDITORS
      The Board of Directors of Abitibi-Consolidated Inc. (the “Company”)
      We have read the prospectus dated March 9, 2005 relating to the issuance and sale by Abitibi-Consolidated Company of Canada, from time to time, of up to an aggregate amount of US$800,000,000 of debt securities, guaranteed unconditionally as to payment of principal, premium, if any, and interest by Abitibi-Consolidated Inc. (the “Prospectus”). We have complied with Canadian generally accepted standards for an auditors’ involvement with a prospectus.
      We consent to the incorporation by reference in the Prospectus of our report to the Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003, and the consolidated statements of earnings, deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. Our report to the Shareholders of the Company is dated January 28, 2005.

Montréal, Canada March 9, 2005	(signed) PricewaterhouseCoopers LLP Chartered Accountants

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US$
Abitibi-Consolidated Company of Canada
 % Notes due 2012
 % Notes due 2015
Unconditionally Guaranteed as to Payment by
Abitibi-Consolidated Inc.

PROSPECTUS SUPPLEMENT
 , 2005

Citigroup
Credit Suisse First Boston

CIBC World Markets
Banc of America Securities LLC

Scotia Capital
Putnam Lovell NBF Securities
RBC Capital Markets
ABN AMRO Incorporated
SG Corporate & Investment Banking
Stifel, Nicolaus & Company, Incorporated
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